FORM 6 - K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a - 16 or 15d - 16 of
the Securities Exchange Act of 1934

As of February 27, 2009

TENARIS, S.A.
(Translation of Registrant's name into English)

TENARIS, S.A.
46a, Avenue John F. Kennedy
L-1855 Luxembourg
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or 40-F.

Form 20-F ✓ Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12G3-2(b) under the Securities Exchange Act of 1934.

Yes       No ✓

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-     ..

The attached material is being furnished to the Securities and Exchange Commission pursuant to Rule 13a-16 and Form 6-K under the Securities Exchange Act of 1934, as amended. This report contains Tenaris' Consolidated Financial Statements for the years ended December 31, 2008, 2007 and 2006.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 27, 2009

Tenaris, S.A.

By: /s/ Cecilia Bilesio
Cecilia Bilesio
Corporate Secretary

TENARIS S.A.

CONSOLIDATED
FINANCIAL STATEMENTS

For the years ended December 31, 2008, 2007 and 2006

46a, Avenue John F. Kennedy – 2nd Floor.
L – 1855 Luxembourg

Tenaris S.A.   Consolidated Financial Statements for the years ended December 31, 2008, 2007 and 2006

CONSOLIDATED INCOME STATEMENTS

(all amounts in thousands of U.S. dollars, unless otherwise stated)		Year ended December 31,
	Notes	2008	2007	2006
Continuing operations
Net sales	1	12,131,836	10,042,008	7,727,745
Cost of sales	1 & 2	(6,799,189)	(5,515,767)	(3,884,226)
Gross profit		5,332,647	4,526,241	3,843,519
Selling, general and administrative expenses	1 & 3	(1,819,011)	(1,573,949)	(1,054,806)
Other operating income	5 (i)	35,892	28,704	13,077
Other operating expenses	5 (ii)	(521,664)	(23,771)	(9,304)
Operating income		3,027,864	2,957,225	2,792,486
Interest income	6	48,873	93,392	60,798
Interest expense	6	(185,836)	(275,648)	(92,576)
Other financial results	6	(104,272)	(22,754)	26,826
Income before equity in earnings of associated companies and income tax		2,786,629	2,752,215	2,787,534
Equity in earnings of associated companies	7	89,556	113,276	94,667
Income before income tax		2,876,185	2,865,491	2,882,201
Income tax	8	(1,011,675)	(823,924)	(869,977)
Income for continuing operations		1,864,510	2,041,567	2,012,224

Discontinued operations
Income for discontinued operations	29	411,110	34,492	47,180

Income for the year		2,275,620	2,076,059	2,059,404

Attributable to:
Equity holders of the Company		2,124,802	1,923,748	1,945,314
Minority interest		150,818	152,311	114,090
		2,275,620	2,076,059	2,059,404

Earnings per share attributable to the equity holders of the Company during year
Weighted average number of ordinary shares (thousands)	9	1,180,537	1,180,537	1,180,537
Earnings per share (U.S. dollars per share)	9	1.80	1.63	1.65
Earnings per ADS (U.S. dollars per ADS)	9	3.60	3.26	3.30

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED BALANCE SHEETS

(all amounts in thousands of U.S. dollars)		At December 31, 2008		At December 31, 2007
	Notes
ASSETS
Non-current assets
Property, plant and equipment, net	10	2,982,871		3,269,007
Intangible assets, net	11	3,826,987		4,542,352
Investments in associated companies	12	527,007		509,354
Other investments	13	38,355		35,503
Deferred tax assets	21	390,323		310,590
Receivables	14	82,752	7,848,295	63,738	8,730,544
Current assets
Inventories	15	3,091,401		2,598,856
Receivables and prepayments	16	251,481		222,410
Current tax assets	17	201,607		242,757
Trade receivables	18	2,123,296		1,748,833
Other investments	19	45,863		87,530
Cash and cash equivalents	19	1,538,769	7,252,417	962,497	5,862,883
Current and non current assets held for sale	29		-		651,160
			7,252,417		6,514,043
Total assets			15,100,712		15,244,587
EQUITY
Capital and reserves attributable to the Company’s equity holders			8,176,571		7,006,277
Minority interest			525,316		523,573
Total equity			8,701,887		7,529,850
LIABILITIES
Non-current liabilities
Borrowings	20	1,241,048		2,869,466
Deferred tax liabilities	21	1,053,838		1,233,836

Other liabilities	22 (i)	223,142		185,410
Provisions	23 (ii)	89,526		97,912
Trade payables		1,254	2,608,808	47	4,386,671
Current liabilities
Borrowings	20	1,735,967		1,150,779
Current tax liabilities		610,313		341,028
Other liabilities	22 (ii)	242,620		252,204
Provisions	24 (ii)	28,511		19,342
Customer advances		275,815		449,829
Trade payables		896,791	3,790,017	847,842	3,061,024
Liabilities associated with current and non-current assets held for sale	29		-		267,042
			3,790,017		3,328,066
Total liabilities			6,398,825		7,714,737
Total equity and liabilities			15,100,712		15,244,587
Contingencies, commitments and restrictions to the distribution of profits are disclosed in Note 26.

The accompanying notes are an integral part of these consolidated financial statements.

Tenaris S.A.   Consolidated Financial Statements for the years ended December 31, 2008, 2007 and 2006

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(all amounts in thousands of U.S. dollars)

	Attributable to equity holders of the Company
	Share Capital	Legal Reserves	Share Premium	Currency Translation Adjustment	Other Reserves	Retained Earnings (*)	Minority Interest	Total

Balance at January 1, 2008	1,180,537	118,054	609,733	266,049	18,203	4,813,701	523,573	7,529,850

Currency translation differences	-	-	-	(489,828)	-	-	(47,812)	(537,640)
Change in equity reserves (see Section III D)	-	-	-	-	(14,334)	-	2,780	(11,554)
Acquisition and decrease of minority interest	-	-	-	-	(1,742)	-	(16,843)	(18,585)
Dividends paid in cash	-	-	-	-	-	(448,604)	(87,200)	(535,804)
Income for the year	-	-	-	-	-	2,124,802	150,818	2,275,620

Balance at December 31, 2008	1,180,537	118,054	609,733	(223,779)	2,127	6,489,899	525,316	8,701,887

(*) The Distributable Reserve and Retained Earnings calculated according to Luxembourg Law are disclosed in Note 26.

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY (Cont.)

(all amounts in thousands of U.S. dollars)

	Attributable to equity holders of the Company
	Share Capital	Legal Reserves	Share Premium	Currency Translation Adjustment	Other Reserves	Retained Earnings	Minority Interest	Total

Balance at January 1, 2007	1,180,537	118,054	609,733	3,954	28,757	3,397,584	363,011	5,701,630

Currency translation differences	-	-	-	262,095	-	-	47,766	309,861
Change in equity reserves (see Section III D)	-	-	-	-	(10,554)	-	-	(10,554)
Acquisition and decrease of minority interest	-	-	-	-	-	-	20,748	20,748
Dividends paid in cash	-	-	-	-	-	(507,631)	(60,263)	(567,894)
Income for the year	-	-	-	-	-	1,923,748	152,311	2,076,059

Balance at December 31, 2007	1,180,537	118,054	609,733	266,049	18,203	4,813,701	523,573	7,529,850

	Attributable to equity holders of the Company
	Share Capital	Legal Reserves	Share Premium	Currency Translation Adjustment	Other Reserves	Retained Earnings	Minority Interest	Total

Balance at January 1, 2006	1,180,537	118,054	609,733	(59,743)	2,718	1,656,503	268,071	3,775,873

Currency translation differences	-	-	-	63,697	-	-	15,225	78,922
Change in equity reserves (see Section III D and Note 27 (d))	-	-	-	-	26,039	-	-	26,039
Acquisition of minority interest	-	-	-	-	-	-	(11,181)	(11,181)
Dividends paid in cash	-	-	-	-	-	(204,233)	(23,194)	(227,427)
Income for the year	-	-	-	-	-	1,945,314	114,090	2,059,404

Balance at December 31, 2006	1,180,537	118,054	609,733	3,954	28,757	3,397,584	363,011	5,701,630

The accompanying notes are an integral part of these consolidated financial statements

Tenaris S.A.   Consolidated Financial Statements for the years ended December 31, 2008, 2007 and 2006

CONSOLIDATED CASH FLOW STATEMENTS

		Year ended December 31,
(all amounts in thousands of U.S. dollars)	Note	2008	2007	2006
Cash flows from operating activities
Income for the year		2,275,620	2,076,059	2,059,404
Adjustments for:
Depreciation and amortization	10 & 11	532,934	514,820	255,004
Income tax accruals less payments	28 (ii)	(225,038)	(393,055)	56,836
Equity in earnings of associated companies		(89,556)	(94,888)	(94,667)
Interest accruals less payments, net	28 (iii)	55,492	(21,302)	21,909
Income from disposal of investment and other		(394,323)	(18,388)	(46,481)
Changes in provisions		783	(421)	8,894
Impairment charge	5	502,899	-	-
Changes in working capital	28 (i)	(1,051,632)	(110,425)	(469,517)
Other, including currency translation adjustment		(142,174)	68,224	19,474
Net cash provided by operating activities		1,465,005	2,020,624	1,810,856

Cash flows from investing activities
Capital expenditures	10 & 11	(443,238)	(447,917)	(441,472)
Acquisitions of subsidiaries and minority interest	27	(18,585)	(1,927,262)	(2,387,249)
Other disbursements relating to the acquisition of Hydril		-	(71,580)	-
Proceeds from the sale of pressure control business (*)	29	1,113,805	-	-
Decrease in subsidiaries / associated		-	27,321	52,995
Proceeds from disposal of property, plant and equipment and intangible assets		17,161	24,041	15,347
Dividends and distributions received from associated companies	12	15,032	12,170	-
Changes in restricted bank deposits		-	21	2,027
Investments in short terms securities		41,667	96,074	(63,697)
Other		(3,428)	-	-
Net cash provided by (used in) investing activities		722,414	(2,287,132)	(2,822,049)

Cash flows from financing activities
Dividends paid		(448,604)	(507,631)	(204,233)
Dividends paid to minority interest in subsidiaries		(87,200)	(60,263)	(23,194)
Proceeds from borrowings		1,087,649	2,718,264	3,033,230
Repayments of borrowings		(2,122,268)	(2,347,054)	(1,105,098)
Net cash (used in) provided by financing activities		(1,570,423)	(196,684)	1,700,705

Increase (decrease) in cash and cash equivalents		616,996	(463,192)	689,512

Movement in cash and cash equivalents
At the beginning of the period		954,303	1,365,008	680,591
Effect of exchange rate changes		(46,277)	52,487	(5,095)
Increase (decrease) in cash and cash equivalents		616,996	(463,192)	689,512
At December 31,	28 (iv)	1,525,022	954,303	1,365,008

Non-cash financing activity
Conversion of debt to equity in subsidiaries	-	35,140	-

(*) Includes $394 million of after-tax gain, $381 million of assets and liabilities held for sale and $339 million of income tax charges and related expenses.

The accompanying notes are an integral part of these consolidated financial statements.

INDEX TO THE NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

I.	GENERAL INFORMATION	IV.	OTHER NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
		1	Segment information
II.	ACCOUNTING POLICIES (“AP”)	2	Cost of sales
A	Basis of presentation	3	Selling, general and administrative expenses
B	Group accounting	4	Labor costs (included in Cost of sales and in Selling, general and administrative expenses)
C	Segment information	5	Other operating items
D	Foreign currency translation	6	Financial results
E	Property, plant and equipment	7	Equity in earnings of associated companies
F	Intangible assets	8	Income tax
G	Impairment of non financial assets	9	Earnings and dividends per share
H	Other investments	10	Property, plant and equipment, net
I	Inventories	11	Intangible assets, net
J	Trade receivables	12	Investments in associated companies
K	Cash and cash equivalents	13	Other investments - non current
L	Shareholders’ Equity	14	Receivables - non current
M	Borrowings	15	Inventories
N	Current and Deferred Income Tax	16	Receivables and prepayments
O	Employee benefits	17	Current tax assets
P	Employees’ statutory profit sharing	18	Trade receivables
Q	Provisions and other liabilities	19	Cash and cash equivalents, and Other investments
R	Trade payables	20	Borrowings
S	Revenue recognition	21	Deferred income tax
T	Cost of sales and sales expenses	22	Other liabilities
U	Earnings per share	23	Non-current allowances and provisions
V	Financial instruments	24	Current allowances and provisions
		25	Derivative financial instruments
		26	Contingencies, commitments and restrictions on the distribution of profits
		27	Business combinations and other acquisitions
III.	FINANCIAL RISK MANAGEMENT	28	Cash flow disclosures
		29	Current and non current assets held for sale and discontinued operations
A	Financial Risk Factors	30	Related party transactions
B	Financial instruments by category	31	Principal subsidiaries
C	Fair value estimation	32	Investment in Ternium: Sidor nationalization process
D	Accounting for derivatives financial instruments and hedging activities	33	Subsequent events

I. GENERAL INFORMATION

Tenaris S.A. (the “Company”), a Luxembourg corporation (societé anonyme holding), was incorporated on December 17, 2001, as a holding company in steel pipe manufacturing and distributing operations. The Company holds, either directly or indirectly, controlling interests in various subsidiaries. References in these financial statements to “Tenaris” refer to Tenaris S.A. and its consolidated subsidiaries.

The Company’s shares trade on the Milan Stock Exchange, the Buenos Aires Stock Exchange and the Mexico City Stock Exchange; the Company’s American Depositary Securities (“ADS”) trade on the New York Stock Exchange.

These Consolidated Financial Statements were approved for issue by the Company’s Board of Directors on   February 25, 2009.

II. ACCOUNTING POLICIES

A           Basis of presentation

The Consolidated Financial Statements of Tenaris and its subsidiaries have been prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”) and adopted by the European Union, under the historical cost convention, as modified by the revaluation of financial assets and liabilities (including derivative instruments) at fair value through profit or loss.  The Consolidated Financial Statements are presented in thousands of U.S. dollars (“$”).

Certain comparative amounts have been reclassified to conform to changes in presentation in the current year.

The preparation of consolidated financial statements in conformity with IFRS requires management to make certain accounting estimates and assumptions that might affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the balance sheet dates, and the reported amounts of revenues and expenses during the reporting years. Actual results may differ from these estimates.

(1)	Standards early adopted by Tenaris

Tenaris early adopted IFRS 8 “Operating Segments” as from January 1, 2006, which replaces IAS 14 and requires an entity to report financial and descriptive information about its reportable segments (as aggregations of operating segments). Financial information is required to be reported on the same basis as is used internally for evaluating operating segment performance and deciding how to allocate resources to operating segments also giving certain descriptive information. See Section II C.

(2)	Interpretations and amendments to published standards that are not yet effective and have not been early adopted

▪	IAS 1 Revised, Presentation of Financial Statements

IAS 1 (effective from January 1, 2009) has been revised to enhance the usefulness of information presented in the financial statements. The principal changes, among others, are: the introduction of a new statement of comprehensive income; additional disclosures about income tax, relating to each component of other comprehensive income; the introduction of new terminology, although not obligatory. Tenaris will apply IAS 1 Revised for annual periods beginning on January 1, 2009.
▪	IAS 23 Revised, Borrowing Costs

IAS 23 (effective from January 1, 2009) eliminates the option of expensing all borrowing costs and requires borrowing costs to be capitalized if they are directly attributable to the acquisition, construction or production of a qualifying asset. These amendments apply to borrowing costs incurred on qualifying assets for which the commencement date for capitalization is on or after January 1, 2009. Tenaris will apply IAS 23 Revised for annual periods beginning on January 1, 2009.

The Company’s management estimates that the application of IAS 23 revised will not have a material effect on the Company’s financial condition or results of operations.

A           Basis of presentation (Cont.)

(2)	Interpretations and amendments to published standards that are not yet effective and have not been early adopted (Cont.)

▪	IAS 27 (amended 2008), “Consolidated and separate financial statements”

In January 2008, the IASB issued International Accounting Standard 27 (amended 2008), “Consolidated and separate financial statements” (“IAS 27 - amended”). IAS 27 - amended includes modifications that are related, primarily, to accounting for non-controlling interests and the loss of control of a subsidiary.

IAS 27 - amended must be applied for annual periods beginning on or after July 1, 2009, although earlier application is permitted. However, an entity must not apply the amendments contained in IAS 27 - amended for annual periods beginning before July 1, 2009 unless it also applies IFRS 3 (as revised in 2008).

The Company's management has not assessed the potential impact that the application of IAS 27 - amended may have on the Company's financial condition or results of operations.

▪	IFRS 3 (revised January 2008), “Business Combinations”

In January 2008, the IASB issued International Financial Reporting Standard 3 (revised January 2008), “Business Combinations” (“IFRS 3 - revised”). IFRS 3 revised includes amendments that are meant to provide guidance for applying the acquisition method.

IFRS 3 revised replaces IFRS 3 (as issued in 2004) and comes into effect for business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after July 1,  2009. Earlier application is permitted, provided that IAS 27 – amended is applied at the same time.

This standard does not impact the current financial statements, and future impact is dependent on the existence of business combinations.

▪	Amendment to IFRS 5 “Non-current Assets held for sale and Discontinued Operations”

In May 2008, the IASB amended International Financial Reporting Standard 5 “Non-current Assets held for sale and Discontinued Operations” by requiring this classification although the entity retains a non-controlling interest.

Entities shall apply these amendments for annual periods beginning on or after July 1, 2009. Earlier application is permitted, provided that IAS 27 – amended is applied at the same time.

This standard does not impact the current financial statements, and future impact is dependent on the existence of discontinued operations.

▪	Improvements to International Financial Reporting Standards

In May 2008, the IASB issued “Improvements to International Financial Reporting Standards” by which it amended several international accounting and financial reporting standards. Entities shall apply these amendments for annual periods beginning on or after July 1, 2009. If entities apply these amendments for an earlier period, they shall disclose that fact.

The Company’s management estimates that the application of these amendments will not have a material effect on the Company’s financial condition or results of operations.

A           Basis of presentation (Cont.)

(2)	Interpretations and amendments to published standards that are not yet effective and have not been early adopted (Cont.)

▪	IFRIC Interpretation 17 – “Distribution of Non Cash Assets to Owners”

In November 2008, the IFRIC issued IFRIC Interpretation 17 “Distribution of Non Cash Assets to Owners” (“IFRIC 17”). IFRIC 17 applies to an entity that distributes non-cash items and gives owners the choice of receiving either non-cash assets or a cash alternative.

An entity shall apply this Interpretation for annual periods beginning on or after July 1, 2009. Earlier application is permitted. If an entity applies this interpretation for a period beginning before July 1, 2009, it shall disclose that fact.

The Company’s management estimates that the application of IFRIC 17 will not have a material effect on the Company’s financial condition or results of operations.

Management assessed the relevance of other new standards, amendments or interpretations not yet effective and concluded that they are not relevant to Tenaris.

B           Group accounting

(1)           Subsidiaries

Subsidiaries are entities which are controlled by Tenaris as a result of its ability to govern an entity’s financial and operating policies generally accompanying a shareholding of more than 50% of the voting rights. Subsidiaries are consolidated from the date on which control is exercised by the Company and are no longer consolidated from the date control ceases.

The purchase method of accounting is used to account for the acquisition of subsidiaries by Tenaris. The cost of an acquisition is measured as the fair value of the assets given, equity instruments issued and liabilities incurred or assumed at the date of acquisition, plus costs directly attributable to the acquisition. Identifiable assets acquired, liabilities and contingent liabilities assumed in a business combination are measured initially at their fair values at the acquisition date. The excess of the cost of acquisition over the fair value of Tenaris share of the identifiable net assets acquired is recorded as goodwill. If the cost of acquisition is less than the fair value of the net assets of the subsidiary acquired, the difference is recognized directly in the income statement.

Material inter-company transactions, balances and unrealized gains (losses) on transactions between Tenaris subsidiaries have been eliminated in consolidation. However, since the functional currency of some subsidiaries is its respective local currency, some financial gains (losses) arising from inter-company transactions are generated. These are included in the Consolidated Income Statement under Other financial results.

See Note 31 for the list of the principal subsidiaries.

(2)           Associates

Associates are entities in which Tenaris has significant influence but not control, generally accompanying a shareholding of between 20% and 50% of the voting rights. Investments in associates are accounted for by the equity method of accounting and initially recognized at cost.

Unrealized results on transactions between Tenaris and its associated companies are eliminated to the extent of Tenaris’ interest in the associated companies. Unrealized losses are also eliminated unless the transaction provides evidence of an impairment indicator of the asset transferred. Financial statements of associated companies have been adjusted where necessary to ensure consistency with IFRS.

The Company’s pro-rata share of earnings in associates is recorded in Equity in earnings of associated companies. The Company’s pro-rata share of changes in other reserves is recognized in reserves in the Statement of Changes in Equity.

B           Group accounting (Cont.)

(2)           Associates (Cont.)

The Company’s investment in Ternium S.A. (“Ternium”) has been accounted for by the equity method, as Tenaris has significant influence as defined by IAS 28, Investments in Associates. At December 31, 2008, Tenaris holds 11.46% of Ternium’s common stock. The Company’s investment in Ternium is carried at incorporation cost plus proportional ownership of Ternium’s earnings and other shareholders’ equity accounts. Because the exchange of its holdings in Amazonia and Ylopa for shares in Ternium was considered to be a transaction between companies under common control of San Faustin N.V., Tenaris recorded its initial ownership interest in Ternium at $229.7 million, the carrying value of the investments exchanged. This value was $22.6 million less than Tenaris’ proportional ownership of Ternium’s shareholders’ equity at the transaction date. As a result of this treatment, Tenaris’ investment in Ternium will not reflect its proportional ownership of Ternium’s net equity position. Ternium carried out an initial public offering (“IPO”) of its shares on February 1, 2006, listing its ADS on the New York Stock Exchange.

Tenaris review investments in associated companies for impairment whenever events or changes in circumstances indicate that the asset’s balance sheet carrying amount may not be recoverable, such as a significant or prolonged decline in fair value below the carrying value. Tenaris carries its investment in Ternium at its proportional equity value, with no additional goodwill or intangible assets recognized. Ternium did not record any impairment provisions in its financial statements. At December 31, 2008, 2007 and 2006, no impairment provisions were recorded on Tenaris’ investment in Ternium

C           Segment information

The Company is organized in three major business segments: Tubes, Projects and Other.

The Tubes segment includes the operations that consist of the production and selling of both seamless and welded steel tubular products and related services mainly for energy and industrial applications.

The Projects segment includes the operations that consist of the production and selling of welded steel pipe products mainly used in the construction of major pipeline projects.

The Other segment includes the operations that consist of the production and selling of sucker rods, welded steel pipes for electric conduits, industrial equipment and raw materials, such as hot briquetted iron, or HBI, that exceed Tenaris’s internal requirements.

In May 2007, Tenaris acquired Hydril Company (“Hydril”), a company engaged in engineering, manufacturing and selling of premium connections and pressure control products for oil and gas drilling production. Hydril’s premium connections business was allocated to the Tubes segment. On April 1, 2008, Tenaris sold to General Electric Company (GE) the pressure control business acquired as part of the Hydril transaction; in accordance with IFRS 5, the pressure control business has been disclosed as current and non current assets and liabilities held for sale at December 31, 2007 and discontinued operations at December 31, 2008 and 2007.

Corporate general and administrative expenses have been allocated to the Tubes segment.

Tenaris groups its geographical information in five areas: North America, South America, Europe, Middle East and Africa, and Far East and Oceania. For purposes of reporting geographical information, net sales are allocated to geographical areas based on the customer’s location; allocation of assets and capital expenditures and associated depreciation and amortization are based on the geographic location of the assets.

D           Foreign currency translation

(1)           Functional and presentation currency

IAS 21 (revised) defines the functional currency as the currency of the primary economic environment in which an entity operates.

The functional and presentation currency of the Company is the U.S. dollar. The U.S. dollar is the currency that best reflects the economic substance of the underlying events and circumstances relevant to Tenaris’ global operations.

Generally, the functional currency of the Company’s subsidiaries is the respective local currency. Tenaris argentine operations, however, which consist of Siderca S.A.I.C. (“Siderca”) and its Argentine subsidiaries, have determined their functional currency to be the U.S. dollar, based on the following considerations:

·
Sales are mainly negotiated, denominated and settled in U.S. dollars. If priced in a currency other than the U.S. dollar, the price considers exposure to fluctuation in the exchange rate versus the U.S. dollar;

·	Prices of critical raw materials and inputs are priced and settled in U.S. dollars;
·	The exchange rate of the currency of Argentina has long-been affected by recurring and severe economic crises; and
·	Net financial assets and liabilities are mainly received and maintained in U.S. dollars.

In addition to Siderca, the Colombian subsidiaries and most of the Company’s distributing subsidiaries and intermediate holding subsidiaries have the U.S. dollar as their functional currency, reflecting the transaction environment and cash flow of these operations.

(2)           Translation of financial information in currencies other than the functional currency

Results of operations for subsidiaries whose functional currencies are not the U.S. dollar are translated into U.S. dollars at the average exchange rates for each quarter of the year. Balance sheet positions are translated at the end-of-year exchange rates. Translation differences are recognized in equity as currency translation adjustments. In the case of a sale or other disposal of any such subsidiary, any accumulated translation difference would be recognized in income as a gain or loss from the sale.

(3)           Transactions in currencies other than the functional currency

Transactions in currencies other than the functional currency are accounted for at the exchange rates prevailing at the date of the transactions. Gains and losses resulting from the settlement of such transactions, including inter-company transactions, and from the translation of monetary assets and liabilities denominated in currencies other than the functional currency, are recorded as gains and losses from foreign exchange and included in Other Financial results in the income statement.

E           Property, plant and equipment

Property, plant and equipment are recognized at historical acquisition or construction cost less accumulated depreciation and impairment losses; historical cost includes expenditure that is directly attributable to the acquisition of the items. Property, plant and equipment acquired through acquisitions accounted for as business combinations have been valued initially at the fair market value of the assets acquired.

Major overhaul and rebuilding expenditures are capitalized as property, plant and equipment only when the investment enhances the condition of assets beyond its original condition. The carrying amount of the replaced part is derecognized.

Ordinary maintenance expenses on manufacturing properties are recorded as cost of products sold in the year in which they are incurred.

E           Property, plant and equipment (Cont.)

Borrowing costs that are attributable to the acquisition or construction of certain capital assets are capitalized as part of the cost of the asset, in accordance with IAS 23 (“Borrowing Costs”).  Capital assets for which borrowing costs are capitalized are those that require a substantial period of time to prepare for their intended use.

Land is not depreciated. Depreciation on other assets is calculated using the straight-line method to depreciate the cost of each asset to its residual value over its estimated useful life, as follows:

Buildings and improvements	30-50 years
Plant and production equipment	10-20 years
Vehicles, furniture and fixtures, and other equipment	4-10 years

The residual values and useful lives of significant plant and equipment are reviewed, and adjusted if appropriate, at each year-end date.

Management’s re-estimation of assets useful lives, performed in accordance with IAS 16 (“Property plant and equipment”), did not materially affect depreciation expenses for 2008.

Tenaris depreciates each significant part of an item of property, plant and equipment for its different production facilities that (i) can be properly identified as an independent component with a cost that is significant in relation to the total cost of the item, and (ii) has a useful operating life that is different from another significant part of that same item of property, plant and equipment.

Gains and losses on disposals are determined by comparing net proceeds with the carrying amount of assets. These are included in Other operating income or Other operating expenses in the Income Statement.

F           Intangible assets

(1)           Goodwill

Goodwill represents the excess of the acquisition cost over the fair value of Tenaris’ share of net identifiable assets acquired as part of business combinations determined mainly by independent valuations. Goodwill is tested annually for impairment and carried at cost less accumulated impairment losses. In the event of impairment, reversals are not allowed. Goodwill is included in Intangible assets, net on the Balance Sheet.

Goodwill is allocated to cash-generating units (“CGU’s”) for the purpose of impairment testing, which represents a subsidiary or group of subsidiaries that are expected to benefit from the business combination which generated the goodwill being tested.

(2)           Information systems projects

Costs associated with developing or maintaining computer software programs are generally recognized as an expense as incurred. However, costs directly related to the development, acquisition and implementation of information systems are recognized as intangible assets if it is probable they have economic benefits exceeding one year.

Information systems projects recognized as assets are amortized using the straight-line method over their useful lives, not exceeding a period of 3 years. Amortization charges are classified as Selling, general and administrative expenses in the Income Statement.

F           Intangible assets (Cont.)

(3)           Licenses, patents, trademarks and proprietary technology

Licenses, patents, trademarks, and proprietary technology acquired in a business combination are initially recognized at fair value at the acquisition date, and subsequently shown at historical cost.

Expenditures on acquired patents, trademarks, technology transfer and licenses are capitalized and amortized using the straight-line method over their estimated useful lives, not exceeding a period of 10 years.

Trademarks acquired through acquisitions amounting to $85.3 million and $149.1 million at December 31, 2008 and 2007 respectively, out of which $57.1 million were disclosed within current and non current assets held for sale at December 31, 2007, have indefinite useful lives according to external appraisal. Main factors considered in the determination of the indefinite useful lives, include the years that they have been in service and their recognition among customers in the industry.

 (4)           Research and development

Research expenditures as well as development costs that do not fulfill the criteria for capitalization are recorded as Cost of sales in the income statement as incurred. Research and development expenditures included in Cost of sales for the years 2008, 2007 and 2006 totaled $77.3 million $61.7 million and $46.9 million, respectively.

(5)	Customer relationships acquired in a business combination

In accordance with IFRS 3 and IAS 38, Tenaris has recognized the value of customer relationships separately from goodwill attributable to the acquisition of Maverick and Hydril.

Customer relationships acquired in a business combination are recognized at fair value at the acquisition date. Customer relationships acquired in a business combination have a finite useful life and are carried at cost less accumulated amortization. Amortization is calculated using the straight line method over the expected life of approximately 14 years for Maverick and 10 years for Hydril.

G           Impairment of non financial assets

Long-lived assets including identifiable intangible assets and goodwill are regularly reviewed for impairment.

Long-lived assets are tested for impairment whenever events or changes in circumstances indicate that the balance sheet carrying amount of an asset may not be recoverable. Intangible assets with indefinite useful life, including goodwill are subject to at least an annual impairment test.

The recoverable amount is the higher of the value in use and the fair value less cost to sell. When evaluating long-lived assets for potential impairment, the Company estimates the recoverable amount based on the ‘value in use’ of the corresponding CGU. The value in use of these units is determined on the basis of the present value of net future cash flows which will be generated by the assets tested. Cash flows are discounted at a pre-tax rate that reflect specific country and currency risks. See Note 11.

In certain circumstances, the ‘fair value less cost to sale’ is estimated if value in use is lower than the carrying value. For the purpose of calculating the fair value less cost to sale, the Company uses mainly the estimated future cash flows a market participant could generate from the CGU, discounted at a post-tax rate.

Management judgment is required to estimate discounted future cash flows and appropriate discounts rates. Accordingly, actual cash flows and values could vary significantly from the forecasted future cash flows and related values derived using discounting techniques.

H           Other investments

Other investments consist primarily of investments in financial debt instruments.

Tenaris investments are classified as financial assets “at fair value through profit or loss”.

Purchases and sales of financial investments are recognized as of the settlement date. The change in fair value of financial investments designated as held at fair value through profit or loss is charged to Financial results in the income statement.

Results from financial investments are recognized in Financial results in the income statement.

The fair values of quoted investments are based on current bid prices (see Section III Financial Risk Management). If the market for a financial investment is not active or the securities are not listed, Tenaris estimates the fair value by using standard valuation techniques.

I           Inventories

Inventories are stated at the lower of cost (calculated principally on the first-in-first-out “FIFO” method) and net realizable value. The cost of finished goods and goods in process is comprised of raw materials, direct labor, other direct costs and related production overhead costs. Tenaris estimates net realizable value of inventories by grouping, where applicable, similar or related items. Net realizable value is the estimated selling price in the ordinary course of business, less any estimated costs of completion and selling expenses. Goods in transit at year end are valued based on supplier’s invoice cost.

Tenaris establishes an allowance for obsolete or slow-moving inventory related to finished goods, supplies and spare parts. For slow moving or obsolete finished products, an allowance is established based on management’s analysis of product aging.  An allowance for slow-moving inventory of supplies and spare parts is established based on management's analysis of such items to be used as intended and the consideration of potential obsolescence due to technological changes.

J           Trade receivables

Trade receivables are recognized initially at fair value, generally the original invoice amount. Tenaris analyzes its trade accounts receivable on a regular basis and, when aware of a specific client’s difficulty or inability to meet its obligations to Tenaris, impairs any amounts due by means of a charge to an allowance for doubtful accounts receivable. Additionally, this allowance is adjusted periodically based on the aging of receivables.

K           Cash and cash equivalents

Cash and cash equivalents are comprised of cash in banks, short-term money market funds and highly liquid short-term securities with a maturity of less than 90 days at the date of purchase. Assets recorded in cash and cash equivalents are carried at fair market value.

For the purposes of the cash flow statement, cash and cash equivalents is comprised of cash, bank accounts and short-term highly liquid investments and overdrafts.

On the Balance Sheet, bank overdrafts are included in borrowings in current liabilities.

L           Shareholders’ Equity

(1)           Shareholders’ components

The consolidated statement of changes in equity includes:
·	The value of share capital, legal reserve, share premium and other distributable reserve calculated in accordance with Luxembourg Law;
·	The currency translation adjustment, other reserves, retained earnings and minority interest calculated in accordance with IFRS.

L           Shareholders’ Equity (Cont.)

(2)            Share capital

Total ordinary shares issued and outstanding as of December 31, 2008, 2007 and 2006 is 1,180,536,830 with a par value of $1.00 per share with one vote each. All issued shares are fully paid.

(3)            Dividends paid by the Company to shareholders

Dividends payable are recorded in the Company’s financial statements in the year in which they are approved by the Company’s shareholders, or when interim dividends are approved by the Board of Directors in accordance with the by-laws of the Company.

Dividends may be paid by the Company to the extent that it has distributable retained earnings, calculated in accordance with Luxembourg law. As a result, retained earnings included in the Consolidated Financial Statements may not be wholly distributable (see Note 26).

M           Borrowings

Borrowings are recognized initially at fair value net of transaction costs incurred. In subsequent years, borrowings are stated at amortized cost.
N           Current and Deferred income tax

Under present Luxembourg law, the Company is not subject to income tax, withholding tax on dividends paid to shareholders or capital gains tax payable in Luxembourg as long as the Company maintains its status as a “1929 Holding Billionaire Company”. Following a previously announced decision by the European Commission, the Grand-Duchy of Luxembourg has terminated its 1929 holding company regime, effective January 1, 2007. However, under the implementing legislation, pre-existing publicly listed companies -including the Company- will be entitled to continue benefiting from their current tax regime until December 31, 2010.

The tax expense for the period comprises current and deferred tax. Tax is recognized in the income statement, except to the extent that it relates to items recognized directly in equity. In this case, the tax is also recognized in equity.

The current income tax charge is calculated on the basis of the tax laws in effect in the countries where the Company’s subsidiaries operate and generate taxable income. Management periodically evaluates positions taken in tax returns with respect to situations in which applicable tax regulations are subject to interpretation and establishes provisions when appropriate.

Deferred income tax is recognized applying the liability method on temporary differences arising between the tax basis of assets and liabilities and their carrying amounts in the financial statements. The principal temporary differences arise from fair value adjustments of assets acquired in business combinations, the effect of currency translation on fixed assets, depreciation on property, plant and equipment, valuation of inventories and provisions for pensions. Deferred tax assets are also recognized for net operating loss carry-forwards. Deferred tax assets and liabilities are measured at the tax rates that are expected to apply in the time period when the asset is realized or the liability is settled, based on tax laws that have been enacted or substantively enacted by the balance sheet date.

Deferred tax assets are recognized to the extent it is probable that future taxable income will be available against which the temporary differences can be utilized.

O           Employee benefits

(a)           Employee severance indemnity

Employee severance indemnity costs are assessed annually using the projected unit credit method. Employee severance indemnity obligations are measured at the present value of the estimated future cash outflows, based on actuarial calculations provided by independent advisors and in accordance with current legislation and labor contracts in effect in each respective country. The cost of this obligation is charged to the income statement over the expected service lives of employees.

This provision is primarily related to the liability accrued for employees at Tenaris’ Italian and Mexican subsidiaries.

As from January 1, 2007 as a consequence of a change in an Italian law, employees were entitled to make contributions to external funds or to maintain the contributions within the company. If the employee chooses to make contributions to the external funds Tenaris’ Italian subsidiary pays every year the matured contribution to the funds and no more obligation will be in charge of it. As a consequence of the abovementioned, the structure of the plan could be changed from a defined benefit plan to a defined contribution plan effective from the date of the choice, but only limited to the contributions of 2007 onwards.

(b)           Defined benefit pension obligations

Post-retirement costs are assessed using the projected unit credit method. Post-retirement obligations are measured at the present value of the estimated future cash outflows, based on actuarial calculations provided by independent advisors.

Certain officers of Tenaris are covered by defined benefit employee retirement plans designed to provide post-retirement, and other benefits.

Benefits provided under this plan are provided in U.S. dollars, and are calculated based on seven-year salary averages. Tenaris accumulates assets for the payment of benefits expected to be disbursed by this plan in the form of investments that are subject to time limitations for redemption. These investments are neither part of a specific pension plan nor are they segregated from Tenaris’ other assets. As a result, this plan is considered to be “unfunded” under IFRS definitions.

Tenaris sponsors other four funded and unfunded non-contributory defined benefit pension plans in certain subsidiaries. The plans provide defined benefits based on years of service and, in the case of salaried employees, final average salary.

All of Tenaris’ plans recognize actuarial gains and losses over the average remaining service lives of employees.
 (c)           Other compensation obligations

Employee entitlements to annual leave and long-service leave are accrued as earned.

Other length of service based compensation to employees in the event of dismissal or death is charged to income in the year in which it becomes payable.

(d) Employee retention and long term incentive program

On January 1, 2007 Tenaris adopted an employee retention and long term incentive program. Pursuant to this program, certain senior executives will be granted with a number of units’ equivalent in value to the equity book value per share (excluding minority interest). The units will be vested over four years period and Tenaris will redeem vested units following a period of seven years from the grant date, or when the employee ceases employment, at the equity book value per share at the time of payment. Beneficiaries will also receive a cash amount per unit equivalent to the dividend paid per share whenever the Company pays a cash dividend to its shareholders.

O           Employee benefits (Cont.)

 (d) Employee retention and long term incentive program (Cont.)

Annual compensation under this program is not expected to exceed 35% in average of the total annual compensation of the beneficiaries.

The total value of the units granted to date under the program, considering the number of units and the book value per share as of December 31, 2008, is $16.8 million. As of December 31, 2008, Tenaris has recorded a total liability of $10.4 million, based on actuarial calculations provided by independent advisors.

P           Employee statutory profit sharing

Under Mexican law, the Company’s Mexican subsidiaries are required to pay to their employees an annual benefit calculated on a similar basis to that used for local income tax purposes. Employee statutory profit sharing is calculated using the liability method, and is recorded in Current other liabilities and Non-current other liabilities on the balance sheet. Because Mexican employee statutory profit sharing is determined on a similar basis to that used for determining local income taxes, Tenaris accounts for temporary differences arising between the statutory calculation and reported expense as determined under IFRS in a manner similar to the calculation of deferred income tax.

Q           Provisions and other liabilities

Tenaris is subject to various claims, lawsuits and other legal proceedings, including customer claims, in which a third party is seeking payment for alleged damages, reimbursement for losses or indemnity. Tenaris’ potential liability with respect to such claims, lawsuits and other legal proceedings cannot be estimated with certainty. Management periodically reviews the status of each significant matter and assesses potential financial exposure. If a potential loss from a claim or proceeding is considered probable and the amount can be reasonably estimated, a liability is recorded. Accruals for loss contingencies reflect a reasonable estimate of the losses to be incurred based on information available to management as of the date of preparation of the financial statements, and take into consideration Tenaris’ litigation and settlement strategies. These estimates are primarily constructed with the assistance of legal counsel. As the scope of liabilities become better defined, there may be changes in the estimates of future costs which could have a material adverse effect on its results of operations, financial condition and net worth.

If Tenaris expects to be reimbursed for an accrued expense, as would be the case for an expense or loss covered under an insurance contract, and reimbursement is considered virtually certain, the expected reimbursement is recognized as a receivable.

R           Trade payables

Trade payables are recognized initially at fair value and subsequently measured at amortized cost.

S           Revenue recognition

Revenue comprises the fair value consideration received or receivable for the sale of goods and services in the ordinary course of Tenaris’ activities. Revenue is shown net of value-added tax, returns, rebates and discounts and after eliminating sales within the group.

Tenaris’ products and services are sold based upon purchase orders, contracts or upon other persuasive evidence of an arrangement with customers, including that the sales price is known or determinable. Sales are recognized as revenue upon delivery and when collection is reasonably assured. Delivery is defined by the transfer of risk, provision of sales contracts and may include delivery to a storage facility located at one of the Company’s subsidiaries.

S           Revenue recognition (Cont.)

The Pressure Control business (disclosed as discontinued operations) and industrial equipment (included in the Other segment) recognize revenues from long term contracts. These contracts are recognized using the percentage of completion method measured by the percentage of costs incurred to estimated final costs.

Other revenues earned by Tenaris are recognized on the following bases:
·	Interest income: on the effective yield basis.
·	Dividend income from investments in other companies: when Tenaris’ right to collect is established.

T           Cost of sales and sales expenses

Cost of sales and sales expenses are recognized in the income statement on the accrual basis of accounting.

Commissions, freight and other selling expenses, including shipping and handling costs, are recorded in Selling, general and administrative expenses in the income statement.

U        Earnings per share

Earnings per share are calculated by dividing the income attributable to equity holders of the Company by the daily weighted average number of common shares outstanding during the year.

V        Financial instruments

Non derivative financial instruments comprise investment in equity and debt securities, trade and other receivables, cash and cash equivalents, borrowings, and trade and other payables. Tenaris non derivative financial instruments are classified into the following categories:

·	Financial instruments at fair value through profit and loss.
·	Loans and receivables: measured at amortized cost using the effective interest rate method less any impairment.
·	Other financial liabilities: measured at amortized cost using the effective interest rate method.

The classification depends on the nature and purpose of the financial instrument and is determined at the time of initial recognition.

Financial assets and liabilities are recognized and derecognized on the settlement date.

Accounting for derivative financial instruments and hedging activities is included within the Section III, Financial Risk Management.

Tenaris has identified certain embedded derivatives and in accordance with IAS 39 (“Financial Instruments: Recognition and Measurement”) has accounted them separately from their host contracts. This result has been recognized under “Net foreign exchange transaction results and changes in fair value of derivative instruments”.

III. FINANCIAL RISK MANAGEMENT

The multinational nature of Tenaris’ operations and customer base expose the Company to a variety of risks, mainly related to market risks (including the effects of changes in foreign currency exchange rates and interest rates) and capital risk. To manage the volatility related to these exposures, management evaluates exposures on a consolidated basis to take advantage of logical exposure netting. For the remaining exposures, the Company or its subsidiaries may enter into various derivative transactions in order to manage potential adverse impacts on the Tenaris’ financial performance. Such derivative transactions are executed in accordance with internal policies in areas such as counterparty exposure and hedging practices.

A. Financial Risk Factors

(i)           Capital Risk

Tenaris seeks to maintain an adequate debt to total equity ratio considering the industry and the markets where it operates. The year end ratio of debt to total equity (where “debt” comprises all financial borrowings and “equity” is the sum of financial borrowings and shareholders’ equity) is 0.25 as of December 31, 2008, in comparison with 0.35 as of December 31, 2007. The Company does not have to comply with regulatory capital adequacy requirements as known in the financial services industry.

(ii)           Foreign exchange risk

Tenaris manufactures and sells its products in a number of countries throughout the world and consequently is exposed to foreign exchange rate risk. Since the Company’s functional currency is the U.S. dollar the purpose of Tenaris’ foreign currency hedging program is mainly to reduce the risk caused by changes in exchange rates against the U.S. dollar.

Tenaris’ exposure to currency fluctuations is reviewed on a periodic basis. A number of derivative transactions are performed in order to achieve an efficient coverage. Almost all of these hedging transactions are forward exchange rates contracts (see Note 25 Derivative financial instruments).

Tenaris does not hold or issue derivative financial instruments for speculative trading purposes.

Because a number of subsidiaries have functional currencies other than the U.S. dollar, the results of hedging activities, reported in accordance with IFRS, may not reflect management’s assessment of its foreign exchange risk hedging program. Inter-company balances between Tenaris subsidiaries may generate financial gains (losses) to the extent that functional currencies differ.

The following table shows a breakdown of Tenaris’ assessed long / (short) balance sheet exposure to currency risk as of December 31, 2008, including the effect of forward exchange rate contracts in place. These balances include inter-company positions where the intervening parties have different functional currencies.

Monetary position	Functional Currency (in thousand $)
exposure	USD	EUR	MXN	GBP	BRL	JPY	CAD	RON	VEF	CNY
USD	(n/a)	(383,161)	(180,510)	(379)	305,586	139,517	(4,224)	(59,888)	(47,139)	(35,770)
EUR	94,846	(n/a)	162,587	-	37,104	(16)	(490)	110	(1,779)	(15)
MXN	(2)	-	(n/a)	-	-	-	-	-	-	-
GBP	1,277	(1,230)	(7)	(n/a)	-	1	-	218	-	-
BRL	-	-	-	-	(n/a)	-	-	-	-	-
JPY	(731)	(56)	(70)	-	-	(n/a)	(15)	-	-	(1,291)
CAD	(92,169)	216	8,422	-	-	(17)	(n/a)	-	-	-
RON	(44,280)	-	-	-	-	-	-	(n/a)	-	-
VEF	(2,034)	-	-	-	-	-	-	-	(n/a)	-
ARS	(141,452)	-	-	-	-	-	-	-	-	-
Other	849	9	-	-	-	(29)	-	-	-	-

The Company estimates that the impact under IFRS in the net exposure at December 31, 2008 of a simultaneous 1% favorable / unfavorable movement in the main exchange rates would result in a maximum pre-tax gain / loss of approximately $15.8 million as compared with a maximum pre-tax gain / loss of approximately $12.7 million at December 31, 2007.

Considering the above mentioned assumptions the maximum effect in shareholder’s equity originated in monetary assets and liabilities would result in approximately $7.8 million and $6.1 million for 2008 and 2007, respectively.

Additionally, the Company has recognized an embedded derivative in connection to a ten year steel supply agreement signed in 2007 by a Canadian subsidiary which as of December 31, 2008 has an outstanding amount of $266.4 million. The Company estimates that the impact of 1% favorable / unfavorable movement in USD/CAD the exchange rate would result in a maximum pre-tax gain / loss of approximately $2.1 million. See fair value of this embedded derivative in Note 25.

A. Financial Risk Factors (Cont.)

(iii)	Interest rate risk

The following table summarizes the proportions of variable-rate and fixed-rate debt as of each year end (see Note 25 Derivative financial instruments).

	As of December 31,
	2008		2007
	Amount in million of $	Percentage	Amount in million of $	Percentage
Fixed rate	222.9	7%	282.9	7%
Variable rate	2,754.1	93%	3,737.3	93%

Tenaris’ financing strategy is to manage interest expense using a mixture of fixed-rate and variable-rate debt.

In order to partially hedge future interest payments related to long-term debt, as well as to convert borrowings from floating to fixed rates, Tenaris has entered into interest rate swaps and swaps with an embedded knock-in option (See Note 25).

Considering the above, if interests rates on the aggregate average notional of US dollar denominated borrowings held during 2008, would have been 100 basis points higher with all other variables held constant, total profit for the year ended December 31, 2008 would have been $30.1 million lower.

(iv)           Credit risk

Credit risk arises from cash and cash equivalents, deposits with banks and financial institutions, as well as credit exposures to customers, including outstanding receivables and committed transactions. The Company has established credit guidelines in place to ensure that derivative and treasury counterparties are limited to high credit quality financial institutions.

There is no significant concentration of credit risk from customers. No single customer comprised more than 10% of Tenaris’ net sales in 2008 and 2007.

Tenaris’ credit policies related to sales of products and services are designed to identify customers with acceptable credit history, and to allow Tenaris to require the use of credit insurance, letters of credit and other instruments designed to minimize credit risks whenever deemed necessary. Tenaris maintains allowances for impairment for potential credit losses (See Note II J).

As of December 31, 2008 trade receivables amount to $2,123 million. These trade receivables have guarantees under letter of credit and other bank guarantees of $242.8 million, credit insurance of $621.2 million and other guarantess of $65.6 million.

As of December 31, 2008 trade receivables amounting to $465.9 were past due but not impaired. These relate to a number of customers for whom there is no recent history of default.

The amount of the allowance for doubtful accounts was $34.1 million as of December 31, 2008. This allowance for doubtful accounts and the existing guarantees are sufficient to cover doubtful overdue trade receivables.

Derivative counterparties and cash transactions are limited to high credit quality financial institutions normally investment grade.  More than 94.9% of Tenaris’ cash equivalents and short term investments correspond to Investment Grade-rated instruments as of December 31, 2008, in comparison with 98.6% as of December 31, 2007.

A. Financial Risk Factors (Cont.)

 (v)           Liquidity risk

Management maintains sufficient cash and marketable securities to finance normal operations and believes that Tenaris also has access to market for short-term working capital needs.

Tenaris financing strategy is to maintain adequate financial resources and access to additional liquidity. During 2008, Tenaris has counted on cash flows from operations as well as additional bank financing to fund its transactions.

Tenaris has a conservative approach to the management of its liquidity, which consists of cash and cash equivalents, comprising cash in banks, short-term money market funds and highly liquid short-term securities with a maturity of less than 90 days at the date of purchase. Assets recorded in cash and cash equivalents are carried at fair market value.

Tenaris holds primarily liquidity and Treasuries money market investments and variable or fixed-rate securities from investment grade issuers. Tenaris holds its cash and cash equivalents primarily in U.S. dollars. As of December 31, 2008 and 2007, U.S. dollar denominated liquid assets represented around 65% and 70% of total liquid financial assets respectively. Liquid financial assets as a whole (excluding current investments) were 9.8% of total assets compared to 6.3% at the end of 2007.

B. Financial instruments by category

The accounting policies for financial instruments have been applied to the line items below:

December 31, 2008	Assets at fair value through profit and loss	Loans and receivables	Total
Assets as per balance sheet
Derivative financial instruments	41,509	-	41,509
Trade receivables	-	2,123,296	2,123,296
Other receivables	-	97,683	97,683
Other investments	84,218	-	84,218
Cash and cash equivalents	1,538,769	-	1,538,769
Total	1,664,496	2,220,979	3,885,475

	Liabilities at fair value through profit and loss	Other financial liabilities	Total
December 31, 2008
Liabilities as per balance sheet
Borrowings	-	2,977,015	2,977,015
Derivative financial instruments	77,792	-	77,792
Trade and other payables (*)	-	952,660	952,660
Total	77,792	3,929,675	4,007,467

(*) The maturity of trade payables is of one year or less.

B. Financial instruments by category (Cont.)

December 31, 2007	Assets at fair value through profit and loss	Loans and receivables	Total
Assets as per balance sheet
Derivative financial instruments	15,258	-	15,258
Trade receivables	-	1,748,833	1,748,833
Other receivables	-	96,001	96,001
Other investments	123,033	-	123,033
Cash and cash equivalents	962,497		962,497
Total	1,100,788	1,844,834	2,945,622

	Liabilities at fair value through profit and loss	Other financial liabilities	Total
December 31, 2007
Liabilities as per balance sheet
Borrowings	-	4,020,245	4,020,245
Derivative financial instruments	15,551	-	15,551
Trade and other payables	-	896,736	896,736
Total	15,551	4,916,981	4,932,532

C. Fair value estimation

The carrying amount of financial assets and liabilities with maturities of less than one year approximates to their fair value.

Since most of the Company’s cash and marketable securities are short-term instruments, a change of 50 basis points in the reference interest rates would not have a significant impact in the fair value of financial assets.

Most borrowings are comprised of variable rate debt with a short term portion where interest has already been fixed. Tenaris estimates that the fair value of its main financial liabilities is approximately 98.9% of its carrying amount including interests accrued in 2008 as compared with 100.4% in 2007. Tenaris estimates that a change of 50 basis points in the reference interest rates would have an estimated impact of less than 0.1% in the fair value of borrowings as of December 31, 2008 and 0.1% in 2007. Fair values were calculated using standard valuation techniques for floating rate instruments and comparable market rates for discounting flows.

Specific derivative instruments are priced using valuation tools in order to obtain market values.

D. Accounting for derivative financial instruments and hedging activities

Derivative financial instruments are initially recognized in the balance sheet at fair value on the date a derivative contract is entered into and are subsequently remeasured at fair value. Specific tools are used for calculation of each instrument’s fair value and these tools are tested for consistency on a quarterly basis. Market rates are used for all pricing operations. These include exchange rates, deposit rates and other discount rates matching the nature of each underlying risk.
As a general rule, Tenaris recognizes the full amount related to the change in fair value of derivative financial instruments in Financial results in the income statement.

D. Accounting for derivative financial instruments and hedging activities (Cont.)

Tenaris designates certain derivatives as hedges of a particular risk associated with a recognized asset or liability or a highly probable forecast transaction. These transactions are classified as cash flow hedges (mainly currency forward contracts on highly probable forecast transactions and interest rate swaps). The effective portion of the fair value of derivatives that are designated and qualify as cash flow hedges is recognized in equity. Amounts accumulated in equity are recognized in the income statement in the same period than offsetting losses and gains on the hedged item. The gain or loss relating to the ineffective portion is recognized immediately in the income statement. The fair value of Tenaris derivative financial instruments (asset or liability) continues to be reflected on the balance sheet.
For transactions designated and qualifying for hedge accounting, Tenaris documents at the inception of the transaction the relationship between hedging instruments and hedged items, as well as its risk management objectives and strategy for undertaking various hedge transactions. At December 31, 2008, the effective portion of designated cash flow hedges amounts to $17 million, not including tax effect, and is included in Other Reserves in equity (see Note 25 Derivative financial instruments). Tenaris also documents its assessment on an ongoing basis, of whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in fair values or cash flow of hedged items.

The fair values of various derivative instruments used for hedging purposes are disclosed in Note 25. Movements in the hedging reserve included within Other Reserves in shareholder’s equity are also shown in Note 25. The full fair value of a hedging derivative is classified as a non current asset or liability when the remaining hedged item is more than 12 months and as a current asset or liability when the remaining maturity of the hedged item is less than 12 months.

IV. OTHER NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(In the notes all amounts are shown in thousands of U.S. dollars, unless otherwise stated)

1           Segment information

Reportable operating segments

(all amounts in thousands of U.S. dollars)	Tubes	Projects	Other	Unallocated	Total Continuing operations	Total Discontinued operations (*)
Year ended December 31, 2008
Net sales	10,114,994	1,270,915	745,927	-	12,131,836	98,388
Cost of sales	(5,374,409)	(883,534)	(541,246)	-	(6,799,189)	(57,712)
Gross profit	4,740,585	387,381	204,681	-	5,332,647	40,676
Selling, general and administrative expenses	(1,571,569)	(136,923)	(110,519)	-	(1,819,011)	(13,799)
Other operating income (expenses), net	(346,919)	(1,415)	(137,438)	-	(485,772)	129
Operating income	2,822,097	249,043	(43,276)	-	3,027,864	27,006
Segment assets	13,154,333	941,519	477,853	527,007	15,100,712	-
Segment liabilities	5,860,736	377,497	160,592	-	6,398,825	-
Capital expenditures	412,298	17,284	13,656	-	443,238	3,429

Depreciation and amortization	484,303	20,084	28,547	-	532,934	8,965
Impairment charge	368,519	-	134,380	-	502,899	-
Year ended December 31, 2007
Net sales	8,552,641	876,289	613,078	-	10,042,008	238,220
Cost of sales	(4,427,868)	(620,836)	(467,063)	-	(5,515,767)	(157,356)
Gross profit	4,124,773	255,453	146,015	-	4,526,241	80,864
Selling, general and administrative expenses	(1,391,114)	(94,702)	(88,133)		(1,573,949)	(36,441)
Other operating income (expenses), net	(19,731)	24,089	575	-	4,933	(431)
Operating income	2,713,928	184,840	58,457	-	2,957,225	43,992
Segment assets	12,453,156	1,085,254	545,663	509,354	14,593,427	651,160
Segment liabilities	6,727,523	579,376	140,796	-	7,447,695	267,042
Capital expenditures	404,545	17,969	16,822	-	439,336	8,581

Depreciation and amortization	446,050	19,563	26,489	-	492,102	22,718

Year ended December 31, 2006
Net sales	6,826,868	453,536	447,341	-	7,727,745	503,051
Cost of sales	(3,234,015)	(326,402)	(323,809)	-	(3,884,226)	(486,312)
Gross profit	3,592,853	127,134	123,532	-	3,843,519	16,739
Selling, general and administrative expenses	(923,328)	(71,546)	(59,932)	-	(1,054,806)	(8,025)
Other operating income (expenses), net	1,022	749	2,002	-	3,773	2,469
Operating income	2,670,547	56,337	65,602	-	2,792,486	11,183
Segment assets	10,807,345	803,060	561,879	422,958	12,595,242	-
Segment liabilities	6,242,969	448,493	202,150	-	6,893,612	-
Capital expenditures	408,965	23,979	7,507	-	440,451	1,021

Depreciation and amortization	220,368	19,345	13,394	-	253,107	1,897

Transactions between segments, which were eliminated in consolidation, include sales of scrap and pipe protectors from the Others segment to the Tubes segment for $191,036, $109,574 and $88,118 in 2008, 2007 and 2006, respectively.

1           Segment information (Cont.)

Geographical information

(all amounts in thousands of U.S. dollars)	North America	South America	Europe	Middle East & Africa	Far East & Oceania	Unallocated	Total Continuing operations	Total Discontinued operations (*)
Year ended December 31, 2008
Net sales	4,809,330	2,959,654	1,824,684	1,810,695	727,473	-	12,131,836	98,388
Total assets	7,083,508	3,460,729	3,033,555	436,179	559,734	527,007	15,100,712	-
Trade receivables	786,867	432,987	379,794	386,786	136,862	-	2,123,296	-
Property. plant and equipment, net	1,180,738	796,009	861,892	10,128	134,104	-	2,982,871	-
Capital expenditures	159,990	141,174	101,050	6,705	34,319	-	443,238	3,429

Depreciation and amortization	298,240	107,732	111,040	1,246	14,676	-	532,934	8,965

Year ended December 31, 2007
Net sales	3,187,753	2,352,975	1,707,788	2,093,916	699,576	-	10,042,008	238,220
Total assets	7,471,569	3,342,206	2,315,187	507,331	447,780	509,354	14,593,427	651,160
Trade receivables	418,081	344,743	435,384	455,965	94,660	-	1,748,833	79,220
Property. plant and equipment, net	1,349,863	906,211	913,642	4,672	94,619	-	3,269,007	63,629
Capital expenditures	149,434	149,355	112,165	1,879	26,503	-	439,336	8,581

Depreciation and amortization	283,358	110,389	87,311	1,139	9,905	-	492,102	22,718

Year ended December 31, 2006
Net sales	2,182,936	1,520,210	1,398,458	1,957,707	668,434	-	7,727,745	503,051
Total assets	6,334,227	2,780,977	2,045,856	623,572	387,652	422,958	12,595,242	-
Trade receivables	425,734	189,779	392,060	519,022	98,646	-	1,625,241	-
Property. plant and equipment, net	1,209,277	864,425	787,058	2,813	75,668	-	2,939,241	-
Capital expenditures	121,976	145,956	137,608	367	34,544	-	440,451	1,021

Depreciation and amortization	98,967	90,224	57,037	780	6,099	-	253,107	1,897

There are no revenues from external customers attributable to the Company’s country of incorporation (Luxembourg). For geographical information purposes, “North America” comprises Canada, Mexico and the USA; “South America” comprises principally Argentina, Brazil Colombia and Venezuela; “Europe” comprises principally, Italy, Romania and the United Kingdom; “Middle East and Africa” comprises principally Algeria, Kuwait, Saudi Arabia and the United Arab Emirates; “Far East and Oceania” comprises principally China and Japan.

(*) Corresponds to Pressure Control (years 2008 and 2007) and Dalmine Energie (year 2006) operations (See Note 29).

2           Cost of sales

	Year ended December 31,
(all amounts in thousands of U.S. dollars)	2008	2007	2006

Inventories at the beginning of the year	2,598,856	2,372,308	1,376,113

Plus: Charges of the year
Raw materials, energy, consumables and other	5,430,147	4,183,577	3,514,396
Increase in inventory due to business combinations	-	152,500	592,341
Services and fees	395,104	392,531	384,223
Labor cost	927,132	766,173	512,854
Depreciation of property, plant and equipment	282,407	263,813	187,564
Amortization of intangible assets	2,170	1,737	2,738
Maintenance expenses	203,207	180,502	120,664
Provisions for contingencies	12	3,191	(87)
Allowance for obsolescence	(2,055)	24,371	(8,006)
Taxes	8,655	7,651	4,568
Other	102,667	82,453	55,478
	7,349,446	6,058,499	5,366,733
Deconsolidation / Transfer to assets held for sale	-	(158,828)	-
Less: Inventories at the end of the year	(3,091,401)	(2,598,856)	(2,372,308)
	6,856,901	5,673,123	4,370,538
From Discontinued operations	(57,712)	(157,356)	(486,312)
	6,799,189	5,515,767	3,884,226

3           Selling, general and administrative expense

	Year ended December 31,
(all amounts in thousands of U.S. dollars)	2008	2007	2006
Services and fees	214,010	193,389	133,304
Labor cost	447,150	402,919	279,768
Depreciation of property, plant and equipment	12,096	13,272	9,926
Amortization of intangible assets	245,226	235,998	54,776
Commissions, freight and other selling expenses	571,823	462,640	361,655
Provisions for contingencies	37,101	30,738	13,881
Allowances for doubtful accounts	13,823	5,035	1,199
Taxes	167,686	147,326	122,789
Other	123,895	119,073	85,533
	1,832,810	1,610,390	1,062,831
From Discontinued operations	(13,799)	(36,441)	(8,025)
	1,819,011	1,573,949	1,054,806

4	Labor costs (included in Cost of sales and in Selling, general and administrative expenses)

	Year ended December 31,
(all amounts in thousands of U.S. dollars)	2008	2007	2006
Wages, salaries and social security costs	1,349,195	1,139,587	778,573
Employees' severance indemnity	19,168	10,931	11,588
Pension benefits - defined benefit plans	6,633	7,454	2,461
Employee retention and long term incentive program	(714)	11,120	-
	1,374,282	1,169,092	792,622
From Discontinued operations	(17,773)	(43,058)	(4,898)
	1,356,509	1,126,034	787,724

At the year-end, the number of employees was 23,873 in 2008, 23,372 in 2007 and 21,751 in 2006.

5           Other operating items

		Year ended December 31,
	(all amounts in thousands of U.S. dollars)	2008	2007	2006
(i)	Other operating income
	Reimbursement from insurance companies and other third parties	10,511	2,611	1,611
	Net income from other sales	23,704	21,957	4,512
	Net income from sale of investments	-	-	6,933
	Net rents	1,971	2,437	2,490

	Other	-	1,834	-
		36,186	28,839	15,546
	From Discontinued operations	(294)	(135)	(2,469)
		35,892	28,704	13,077
(ii)	Other operating expenses
	Contributions to welfare projects and non-profits organizations	2,871	2,283	4,463
	Provisions for legal claims and contingencies	(22)	(51)	-
	Loss on fixed assets and material supplies disposed / scrapped	461	5,742	4,145
	Settlement of outstanding redemptions on Maverick’s 2005 notes	-	10,275	-
	Loss from natural disasters	1,743	5,693	-
	Allowance for doubtful receivables	(184)	395	(375)
	Losses on prepayment to suppliers	3,830	-	-
	Impairment charge	502,899	-	-
	Other	10,231	-	1,071
		521,829	24,337	9,304
	From Discontinued operations	(165)	(566)	-
		521,664	23,771	9,304

5           Other operating items (Cont.)

Long-lived assets including identifiable intangible assets and goodwill are regularly reviewed for impairment.

Long-lived assets are tested for impairment whenever events or changes in circumstances indicate that the balance sheet carrying amount of an asset may not be recoverable. Intangible assets with indefinite useful life, including goodwill are subject to at least an annual impairment test.

The recoverable amount is the higher of the value in use and the fair value less cost to sell. When evaluating long-lived assets for potential impairment, Tenaris estimates the recoverable amount based on the value in use of the corresponding Cash Generating Unit (“CGU”) .The value in use of these units is determined on the basis of the present value of net future cash flows which will be generated by the assets tested. Cash flows are discounted at a pre-tax rate that reflects specific country and currency risks.

In certain circumstances the fair value less cost to sale is estimated if value in use is lower than the carrying amount. For the purpose of calculating the fair value less cost to sale Tenaris used the estimated value of future cash flows a market participant could generate from the CGU discounted at a post tax rate.

The present value of future cash flows involves highly sensitive estimates and assumptions specific to the nature of CGU’s activities such as the selected discount rate, the expected changes in market prices and the expected changes in the demand of Tenaris products and services.

For the December 2008 impairment test, Tenaris used cash flow projections for a five year period with a terminal value calculated based on perpetuity.

The discount rates are the weighted average cost of capital (WACC) which is considered to be a good indicator of the capital cost. For each CGU where the assets are allocated a specific WACC was determined taking into account the industry, the country and the size of the business.

As a consequence of changes in economic and financial market conditions Tenaris recorded an impairment charge for $502.9 million; of which $394.3 million impairment charge corresponds to intangible assets originated in the acquisition of Maverick in 2006. This charge impacted the following CGU: OCTG (USA and Colombia), Coiled Tubing, Prudential (Canada) and Electric Conduits.

The pretax rates used in the calculation range from 11% to 14 % p.a. and for the cash flows beyond the fifth year and inflation and growth rate of 2% was considered.

6           Financial results

(all amounts in thousands of U.S. dollars)	Year ended December 31,
	2008	2007	2006
Interest income	49,114	93,458	61,401
Interest expense	(185,851)	(275,763)	(93,638)
Interest net	(136,737)	(182,305)	(32,237)

Net foreign exchange transaction results and changes in fair value of derivative instruments (*)	(84,522)	(10,782)	29,129
Other	(19,738)	(11,969)	(1,828)
Other financial results	(104,260)	(22,751)	27,301

Net financial results	(240,997)	(205,056)	(4,936)
From Discontinued operations	(238)	46	(16)
	(241,235)	(205,010)	(4,952)

Each item included in this note differs from its corresponding line in the income statement because it includes discontinued operations’ results.
(*) Includes a loss of $40.7 million and a gain of $9.7 million for 2008 and 2007 respectively of embedded derivatives.

 7           Equity in earnings of associated companies

	Year ended December 31,
(all amounts in thousands of U.S. dollars)	2008	2007	2006
From associated companies	89,556	94,888	95,260
Gain on sale of associated companies and other	-	18,388	(593)
	89,556	113,276	94,667

8           Income tax

	Year ended December 31,
(all amounts in thousands of U.S. dollars)	2008	2007	2006
Current tax	1,255,759	936,831	897,427
Deferred tax	(244,331)	(97,799)	(17,386)
	1,011,428	839,032	880,041
Effect of currency translation on tax base (a)	10,704	(5,654)	(6,060)
	1,022,132	833,378	873,981
From Discontinued operations	(10,457)	(9,454)	(4,004)
	1,011,675	823,924	869,977

The tax on Tenaris’ income before tax differs from the theoretical amount that would arise using the tax rate in each country as follows:

	Year ended December 31,
(all amounts in thousands of U.S. dollars)	2008	2007	2006
Income before income tax	2,876,185	2,865,491	2,882,201

Tax calculated at the tax rate in each country	878,330	844,191	901,580
Non taxable income / Non deductible expenses (*)	122,161	2,860	(32,562)
Changes in the tax rates	(4,476)	(27,479)	-
Effect of currency translation on tax base (a)	10,704	(5,654)	(6,060)
Effect of taxable exchange differences	8,878	11,660	10,069
Utilization of previously unrecognized tax losses	(3,922)	(1,654)	(3,050)

Tax charge	1,011,675	823,924	869,977

(*) Includes the effect of the impairment charge

(a)
Tenaris applies the liability method to recognize deferred income tax expense on temporary differences between the tax bases of assets and their carrying amounts in the financial statements. By application of this method, Tenaris recognizes gains and losses on deferred income tax due to the effect of the change in the value of the Argentine peso on the tax bases of the fixed assets of its Argentine subsidiaries, which have the U.S. dollar as their functional currency. These gains and losses are required by IFRS even though the devalued tax basis of the relevant assets will result in a reduced dollar value of amortization deductions for tax purposes in future periods throughout the useful life of those assets. As a result, the resulting deferred income tax charge does not represent a separate obligation of Tenaris that is due and payable in any of the relevant periods.

9           Earnings and dividends per share

Earnings per share are calculated by dividing the net income attributable to equity holders of the Company by the daily weighted average number of ordinary shares in issue during the year.

	Year ended December 31,
	2008	2007	2006
Net income attributable to equity holders	2,124,802	1,923,748	1,945,314
Weighted average number of ordinary shares in issue (thousand)	1,180,537	1,180,537	1,180,537
Basic and diluted earnings per share ( U.S. dollars per share)	1.80	1.63	1.65
Basic and diluted earnings per ADS ( U.S. dollars per ADS) (*)	3.60	3.26	3.30
Dividends paid	(448,604)	(507,631)	(204,233)
Dividends per share	0.38	0.43	0.17
Dividends per ADS (*)	0.76	0.86	0.35

Net income from discontinued operations	411,110	34,492	47,180
Basic and diluted earnings per share	0.35	0.03	0.04
Basic and diluted earnings per ADS (*)	0.70	0.06	0.08

 (*) Each ADS equals to two shares

On November 6, 2008 Tenaris’s board of directors approved the payment of an interim dividend of $0.13 per share ($0.26 per ADS), or approximately $153 million, on November 27, 2008 (or, only in those jurisdictions where such date is not a business day, on November 28, 2008), with an ex-dividend date of November 24.

On June 4, 2008, the Company’s shareholders approved an annual dividend in the amount of $0.38 per share ($0.76 per ADS) of common stock currently issued and outstanding. This amount approved included the interim dividend previously paid in November 2007, in the amount of $0.13 per share ($0.26 per ADS). The balance, amounting to $0.25 per share ($0.50 per ADS), was paid on June 26, 2008. In the aggregate, the interim dividend paid in November 2007 and the balance paid in June 2008 amounted to approximately $449 million.

On November 7, 2007, the Company’s board of directors approved the payment of an interim dividend of $0.13 per share ($0.26 per ADS), or approximately $153 million, on November 22, 2007, with an ex-dividend date of November 19.

On June 6, 2007, the Company’s shareholders approved an annual dividend in the amount of $0.30 per share of common stock currently issued and outstanding, which in the aggregate amounted to approximately $354 million. The cash dividend was paid on June 21, 2007.

On June 7, 2006, the Company’s shareholders approved an annual dividend in the amount of $0.30 per share of common stock currently issued and outstanding. The amount approved included the interim dividend previously paid on November 16, 2005, in the amount of $0.127 per share. Tenaris paid the balance of the annual dividend amounting to $0.173 per share ($0.346 per ADS) on June 16, 2006. In the aggregate, the interim dividend paid in November 2005 and the balance paid in June 2006 amounted to approximately $354 million.

10           Property, plant and equipment, net

Year ended December 31, 2008	Land, building and improvements	Plant and production equipment	Vehicles, furniture and fixtures	Work in progress	Spare parts and equipment	Total

Cost
Values at the beginning of the year	642,269	6,570,777	196,538	327,019	35,818	7,772,421
Translation differences	(87,144)	(436,811)	(9,720)	(26,315)	(2,008)	(561,998)
Additions	16,125	7,769	2,110	381,375	4,603	411,982
Disposals / Consumptions	(7,986)	(161,804)	(49,958)	-	(3,796)	(223,544)
Transfers / Reclassifications	125,909	258,492	56,658	(446,222)	3,833	(1,330)

Values at the end of the year	689,173	6,238,423	195,628	235,857	38,450	7,397,531

Depreciation and impairment
Accumulated at the beginning of the year	163,919	4,196,295	132,729	-	10,471	4,503,414
Translation differences	(25,416)	(249,212)	(6,729)	-	(339)	(281,696)
Depreciation charge	19,431	239,990	31,622	-	1,206	292,249
Transfers / Reclassifications	558	10,186	(10,744)	-	-	-
Disposals / Consumptions	(2,628)	(157,296)	(47,914)	-	(116)	(207,954)
Impairment charge (see Note 5)	2,579	96,075	149	7,200	2,644	108,647
Accumulated at the end of the year	158,443	4,136,038	99,113	7,200	13,866	4,414,660
At December 31, 2008	530,730	2,102,385	96,515	228,657	24,584	2,982,871

Year ended December 31, 2007	Land, building and improvements	Plant and production equipment	Vehicles, furniture and fixtures	Work in progress	Spare parts and equipment	Total

Cost
Values at the beginning of the year	542,947	5,991,966	168,173	392,843	28,412	7,124,341
Translation differences	19,840	184,258	4,845	20,324	1,345	230,612
Additions	10,502	12,321	2,753	393,579	6,417	425,572
Disposals / Consumptions	(9,289)	(37,596)	(8,230)	-	(1,113)	(56,228)
Transfers / Reclassifications	48,939	393,632	28,230	(473,857)	770	(2,286)
Increase due to business combinations (see Note 27)	55,551	81,418	6,973	8,598	-	152,540
Deconsolidation / Transfer to assets held for sale	(26,221)	(55,222)	(6,206)	(14,468)	(13)	(102,130)
Values at the end of the year	642,269	6,570,777	196,538	327,019	35,818	7,772,421

Depreciation
Accumulated at the beginning of the year	146,941	3,917,941	112,900	-	7,318	4,185,100
Translation differences	4,842	84,371	3,400	-	417	93,030
Depreciation charge	17,259	233,637	24,936	-	1,253	277,085
Transfers / Reclassifications	4	(1,418)	(81)	-	1,483	(12)
Disposals / Consumptions	(2,382)	(24,310)	(5,992)	-	-	(32,684)
Deconsolidation / Transfer to assets held for sale	(2,745)	(13,926)	(2,434)	-	-	(19,105)
Accumulated at the end of the year	163,919	4,196,295	132,729	-	10,471	4,503,414
At December 31, 2007	478,350	2,374,482	63,809	327,019	25,347	3,269,007

Property, plant and equipment include capitalized interest for net amounts at December 31, 2008 and 2007 of $2,548 and $2,943, respectively.

11           Intangible assets, net

Year ended December 31, 2008	Information system projects	Licenses, patents and trademarks (*)	Goodwill (**)	Customer relationships	Total

Cost
Values at the beginning of the year	186,073	500,523	2,149,037	2,072,006	4,907,639
Translation differences	(9,906)	(7,469)	(16,836)	(100,264)	(134,475)
Additions	26,970	4,286	-	-	31,256
Transfers / Reclassifications	635	(1,606)	-	3,512	2,541

Disposals	(160)	(77)	(1,402)	-	(1,639)
Values at the end of the year	203,612	495,657	2,130,799	1,975,254	4,805,322

Amortization and impairment
Accumulated at the beginning of the year	124,164	67,200	-	173,923	365,287
Translation differences	(8,041)	(163)	(684)	(14,144)	(23,032)
Amortization charge	17,851	63,198	-	159,636	240,685
Transfers / Reclassifications	-	-	-	1,211	1,211
Impairment charge (see Note 5)	-	-	326,124	68,128	394,252
Disposals	-	(68)	-	-	(68)
Accumulated at the end of the year	133,974	130,167	325,440	388,754	978,335
At December 31, 2008	69,638	365,490	1,805,359	1,586,500	3,826,987

Year ended December 31, 2007	Information system projects	Licenses, patents and trademarks (*)	Goodwill (**)	Customer relationships	Total

Cost
Values at the beginning of the year	155,155	103,140	1,227,720	1,493,800	2,979,815
Translation differences	6,988	1,297	13,188	77,526	98,999
Additions	22,174	171	-	-	22,345
Increase due to business combinations (see Note 27)	1,600	497,780	1,042,015	593,800	2,135,195
Transfers	1,004	5,925	-	-	6,929
Reclassifications	-	460	(11,758)	231	(11,067)
Disposals	(506)	(209)	-	-	(715)
Deconsolidation / Transfer to assets held for sale	(342)	(108,041)	(122,128)	(93,351)	(323,862)
Values at the end of the year	186,073	500,523	2,149,037	2,072,006	4,907,639

Amortization and impairment
Accumulated at the beginning of the year	95,079	12,761	-	27,477	135,317
Translation differences	5,537	903	-	3,189	9,629
Amortization charge	23,819	56,423	-	157,493	237,735
Transfers	-	4,655	-	-	4,655
Disposals	(9)	(209)	-	-	(218)
Deconsolidation / Transfer to assets held for sale	(262)	(7,333)	-	(14,236)	(21,831)
Accumulated at the end of the year	124,164	67,200	-	173,923	365,287
At December 31, 2007	61,909	433,323	2,149,037	1,898,083	4,542,352

(*)   Includes Proprietary Technology.
(**) Goodwill at December 31, 2008 and December 31, 2007 corresponds principally to the Tubes segment.

 11           Intangible assets, net (Cont.)

The geographical allocation of goodwill is presented below.

	Year ended December 31,
	2008	2007
South America	189,376	190,778
Europe	769	769
North America	1,615,214	1,957,490
	1,805,359	2,149,037

Out of $1,890.6 million of goodwill and intangible assets with indefinite useful life, $772.0 million and $919.9 million correspond to the acquisitions of Maverick and Hydril, respectively. For the purpose of impairment testing, goodwill is allocated to each of the Tenaris’ CGU’s that are expected to benefit from the synergies of the combination.

 12           Investments in associated companies

	Year ended December 31,
	2008	2007
At the beginning of the year	509,354	422,958
Translation differences	(51,004)	3,595
Equity in earnings of associated companies	89,556	94,888
Dividends and distributions received	(15,032)	(12,170)
Reorganization of Dalmine Energie, Lomond and others	-	83
Increase in equity reserves in Ternium and other	(5,867)	-
At the end of the year	527,007	509,354

The principal associated companies are:

		Percentage of ownership and voting rights at December 31,		Value at December 31,
Company	Country of incorporation	2008	2007	2008	2007
Ternium S.A.	Luxembourg	11.46%	11.46%	504,288	487,705
Others	-	-	-	22,719	21,649
				527,007	509,354

Summarized financial information of each significant associated company, including the aggregated amounts of assets, liabilities, revenues and profit or loss is as follows:

	Ternium S.A.
	2008	2007
Non-current assets	5,491,408	8,553,123
Current assets	5,179,839	5,095,959
Total assets	10,671,247	13,649,082
Non-current liabilities	3,374,964	5,401,549
Current liabilities	1,734,819	1,989,610
Total liabilities	5,109,783	7,391,159
Minority interest	964,094	1,805,243
Revenues	8,464,885	5,633,366
Gross profit	2,336,858	1,345,695
Income from discontinued operations	157,095	579,925
Net income for the period attributable to equity holders of the company	715,418	784,490

13           Other investments – non current

	Year ended December 31,
	2008	2007
Deposits with insurance companies	18,487	14,661
Investments in other companies	12,370	12,568
Others	7,498	8,274
	38,355	35,503

14           Receivables – non current

	Year ended December 31,
	2008	2007
Government entities	5,138	5,637
Employee advances and loans	13,512	10,464
Tax credits	10,013	13,547
Trade receivables	208	1,135
Receivables from related parties	495	633
Receivables on off- take contract	114	4,439
Legal deposits	15,812	19,724
Advances to suppliers and other advances	38,862	-
Derivative financial instruments	-	9,677
Other	3,615	9,065
	87,769	74,321
Allowances for doubtful accounts (see Note 23 (i))	(5,017)	(10,583)
	82,752	63,738

15    Inventories

	Year ended December 31,
	2008	2007
Finished goods	1,122,147	1,050,634
Goods in process	665,982	544,020
Raw materials	659,973	402,476
Supplies	430,488	389,188
Goods in transit	306,155	314,749
	3,184,745	2,701,067
Allowance for obsolescence (Note 24 (i))	(93,344)	(102,211)
	3,091,401	2,598,856

16           Receivables and prepayments

	Year ended December 31,
	2008	2007
Prepaid expenses and other receivables	41,244	37,727
Government entities	3,793	3,225
Employee advances and loans	14,552	10,886
Advances to suppliers and other advances	33,063	58,701
Government tax refunds on exports	35,319	34,519
Receivables from related parties	45,735	35,551
Derivative financial instruments	41,509	5,581
Miscellaneous	41,513	43,504
	256,728	229,694
Allowance for other doubtful accounts (see Note 24 (i))	(5,247)	(7,284)
	251,481	222,410

 17           Current tax assets

	Year ended December 31,
	2008	2007
V.A.T. credits	167,691	126,674
Prepaid taxes	33,916	116,083
	201,607	242,757

18           Trade receivables

	Year ended December 31,
	2008	2007
Current accounts	2,066,698	1,651,012
Notes receivables	71,448	104,747
Receivables from related parties	19,278	17,604
	2,157,424	1,773,363
Allowance for doubtful accounts (see Note 24 (i))	(34,128)	(24,530)
	2,123,296	1,748,833

The following table sets forth details of the age of trade receivables:

	Trade Receivables	Not Due	Past due
			1 - 180 days	> 180 days
At December 31, 2008
Guaranteed	929,566	742,854	173,687	13,025
Not guaranteed	1,227,858	914,784	281,946	31,128
Guaranteed and not guaranteed	2,157,424	1,657,638	455,633	44,153
Allowance for doubtful accounts	(34,128)	(246)	(2,997)	(30,885)
Net Value	2,123,296	1,657,392	452,636	13,268

At December 31, 2007
Guaranteed	886,970	746,722	97,407	42,841
Not guaranteed	886,393	704,031	158,735	23,627
Guaranteed and not guaranteed	1,773,363	1,450,753	256,142	66,468
Allowance for doubtful accounts	(24,530)	-	(789)	(23,741)
Net Value	1,748,833	1,450,753	255,353	42,727

No material financial assets that are fully performing have been renegotiated in the last year.

19           Cash and cash equivalents, and Other investments

	Year ended December 31,
	2008	2007
Other investments
Financial assets	45,863	87,530

Cash and cash equivalents
Cash and short - term liquid investments	1,538,769	962,497

20	Borrowings

	Year ended December 31,
	2008	2007
Non-Current
Bank borrowings	1,225,267	2,858,122
Other loans	22,803	24,071
Finance lease liabilities	564	1,067
Costs of issue of debt	(7,586)	(13,794)
	1,241,048	2,869,466
Current
Bank Borrowings	1,608,467	1,119,004
Other loans	119,135	32,521
Bank Overdrafts	13,747	8,194
Finance lease liabilities	368	696
Costs of issue of debt	(5,750)	(9,636)
	1,735,967	1,150,779

Total Borrowings	2,977,015	4,020,245

The maturity of borrowings is as follows:

	1 year or less	1 - 2 years	2 – 3 years	3 - 4 years	4 - 5 years	Over 5 years	Total
At December 31, 2008
Financial lease	368	165	160	160	79	-	932
Other borrowings	1,735,599	527,379	511,125	135,615	50,064	16,301	2,976,083
Total borrowings	1,735,967	527,544	511,285	135,775	50,143	16,301	2,977,015

Interest to be accrued	98,668	24,163	16,329	5,896	1,920	2,030	149,006
Total borrowings plus interest to be accrued	1,834,635	551,707	527,614	141,671	52,063	18,331	3,126,021

Significant borrowings include:

			In million of $
Disbursement date	Borrower	Type	Original	Outstanding	Final maturity
May 2007	Tenaris	Syndicated	1,000.0	250.0	May 2009 (*)
October 2006	Siderca	Syndicated	480.5	288.3	October 2009
March 2005	Tamsa	Syndicated	300.0	180.0	March 2010
October 2006	Tamsa	Syndicated	700.0	466.7	October 2011
October 2006	Maverick	Syndicated	750.0	452.3	October 2011
October 2006	Dalmine	Syndicated	150.0	100.0	October 2011
May 2007	Hydril	Syndicated	300.0	233.0	May 2012
June 2008	Dalmine	Bilateral	150.0	150.0	June 2013

(*) At the Company’s option this loan may be extended until May 2012 notifying the agent at least three labor days before original maturity.

The main covenants on these loan agreements are stated in Note 27 a) and c).

20           Borrowings (Cont.)

Tenaris’ consolidated debt includes $57 million of Dalmine and $11 million of Confab secured by certain properties of these subsidiaries.

As of December 31, 2008, Tenaris was in compliance with all of its covenants.

The weighted average interest rates before tax shown below were calculated using the rates set for each instrument in its corresponding currency as of December 31, 2008 and 2007.  The changes in interest rate are basically due to changes in floating interest rate.

	2008	2007
Bank borrowings	5.23%	5.80%
Other loans	4.99%	5.50%
Finance lease liabilities	7.74%	2.52%

Breakdown of long-term borrowings by currency and rate is as follows:

Non current bank borrowings

		Year ended December 31,
Currency	Interest rates	2008	2007
USD	Variable	2,268,381	3,448,850
USD	Fixed	20	18
EUR	Variable	14,310	34,268
EUR	Fixed	5,133	6,772
BRL	Variable	11,397	20,596
		2,299,241	3,510,504
Less: Current portion of medium and long - term loans		(1,073,974)	(652,382)
Total non current bank borrowings		1,225,267	2,858,122

Non current other loans

		Year ended December 31,
Currency	Interest rates	2008	2007
USD	Variable	28,032	26,412
		28,032	26,412
Less: Current portion of medium and long - term loans		(5,229)	(2,341)
Total non current other loans		22,803	24,071

Non current finance lease liabilities

		Year ended December 31,
Currency	Interest rates	2008	2007
EUR	Fixed	195	367
EUR	Variable	-	66
COP	Variable	-	74
USD	Fixed	737	14
JPY	Fixed	-	1,242
		932	1,763
Less: Current portion of medium and long - term loans		(368)	(696)
Total non current finance leases		564	1,067

20           Borrowings (Cont.)

The carrying amounts of Tenaris’ assets pledged as collateral of liabilities are as follows:

	Year ended December 31,
	2008	2007
Property, plant and equipment mortgages	247,143	366,960

Breakdown of short-term borrowings by currency and rate is as follows:

Current bank borrowings

		Year ended December 31,
Currency	Interest rates	2008	2007
USD	Variable	1,134,416	626,946
USD	Fixed	76,472	194,098
EUR	Variable	251,138	209,418
EUR	Fixed	837	1,432
CNY	Variable	3,951	-
BRL	Variable	5,370	6,665
ARS	Fixed	115,541	32,383
MXN	Fixed	-	40,981
VEB	Variable	20,509	-
VEB	Fixed	233	7,081
Total current bank borrowings		1,608,467	1,119,004

Bank overdrafts

	Year ended December 31,
Currency	2008	2007
USD	51	260
EUR	24	40
ARS	8,871	5,523
VEB	44	57
CAD	-	9
NGN	4,051	2,187
COP	706	116
RON	-	2
Total current bank overdrafts	13,747	8,194

Current other loans

		Year ended December 31,
Currency	Interest rates	2008	2007
EUR	Variable	111,448	28,920
USD	Variable	2,186	3,530
USD	Fixed	5,229	-
CAD	Variable	1	-
AED	Variable	271	71
Total Current other loans		119,135	32,521

20           Borrowings (Cont.)

Current finance lease liabilities

		Year ended December 31,
Currency	Interest rates	2008	2007
EUR	Fixed	189	173
EUR	Variable	-	24
COP	Variable	-	74
JPY	Fixed	-	420
USD	Fixed	179	5
Total current finance leases		368	696

21           Deferred income tax

Deferred income taxes are calculated in full on temporary differences under the liability method using the tax rate of each country.

The movement on the deferred income tax account is as follows:

	Year ended December 31,
	2008	2007
At the beginning of the year	923,246	700,304
Translation differences	(49,022)	27,666
Increase due to business combinations	-	353,845
Deconsolidation / Transfer to held for sale	(464)	(68,086)
Reclassifications	2,421	-
Income statement credit	(240,754)	(97,799)
Effect of currency translation on tax base	10,704	(5,654)
Deferred employees' statutory profit sharing charge	17,384	12,970
At the end of the year	663,515	923,246

The evolution of deferred tax assets and liabilities during the year are as follows:

Deferred tax liabilities

	Fixed assets	Inventories	Intangible and Other (a)	Total
At the beginning of the year	300,459	39,620	893,757	1,233,836
Translation differences	(37,609)	(5,137)	(22,281)	(65,027)

Deconsolidation / Transfer to held for sale	-	-	(464)	(464)
Income statement charge / (credit)	(20,424)	14,693	(108,776)	(114,507)
At December 31,2008	242,426	49,176	762,236	1,053,838

21	Deferred income tax (Cont.)

	Fixed assets	Inventories	Intangible and Other (a)	Total
At the beginning of the year	317,148	51,367	623,430	991,945
Translation differences	14,411	139	20,876	35,426
Increase due to business combinations	14,668	8,467	365,633	388,768
Deconsolidation / Transfer to held for sale	(4,641)	(7,611)	(63,661)	(75,913)
Income statement charge / (credit)	(41,127)	(12,742)	(52,521)	(106,390)
At December 31,2007	300,459	39,620	893,757	1,233,836

(a) Includes the effect of currency translation on tax base explained in Note 8

Deferred tax assets

	Provisions and allowances	Inventories	Tax losses	Other	Total
At the beginning of the year	(46,737)	(143,652)	(1,396)	(118,805)	(310,590)
Translation differences	5,243	211	46	10,505	16,005
Reclassifications	-	-	-	2,421	2,421

Income statement charge / (credit)	(17,569)	(75,528)	(394)	(4,668)	(98,159)
At December 31, 2008	(59,063)	(218,969)	(1,744)	(110,547)	(390,323)

	Provisions and allowances	Inventories	Tax losses	Other	Total
At the beginning of the year	(42,270)	(142,843)	(3,634)	(102,894)	(291,641)
Translation differences	(4,815)	(1,033)	(436)	(1,476)	(7,760)
Increase due to business combinations	(29,919)	(3,235)	(235)	(1,534)	(34,923)
Deconsolidation / Transfer to assets held for sale	9,655	3,321	51	(5,200)	7,827
Income statement charge / (credit)	20,612	138	2,858	(7,701)	15,907
At December 31, 2007	(46,737)	(143,652)	(1,396)	(118,805)	(310,590)

Deferred income tax assets and liabilities are offset when (1) there is a legally enforceable right to setoff current tax assets against current tax liabilities and (2) the deferred income taxes relate to the same fiscal authority. The following amounts, determined after appropriate setoff, are shown in the consolidated balance sheet:

	Year ended December 31,
	2008	2007
Deferred tax assets	(390,323)	(310,590)
Deferred tax liabilities	1,053,838	1,233,836
	663,515	923,246

 The amounts shown in the balance sheet include the following:

	Year ended December 31,
	2008	2007
Deferred tax assets to be recovered after 12 months	(71,849)	(74,741)
Deferred tax liabilities to be recovered after 12 months	1,002,325	1,214,468

22           Other liabilities

(i)	Other liabilities – Non current

	Year ended December 31,
	2008	2007
Employee liabilities
Employee's statutory profit sharing	26,381	51,217
Employee severance indemnity (a)	56,939	59,862
Pension benefits (b)	39,130	41,877
Employee retention and long term incentive program	10,406	11,120
	132,856	164,076

Taxes payable	12,605	8,723
Derivative financial instruments	55,926	45
Miscellaneous	21,755	12,566
	90,286	21,334
	223,142	185,410

 (a) Employees’ severance indemnity

The amounts recognized in the balance sheet are as follows:

	Year ended December 31,
	2008	2007
Total included in non - current Employee liabilities	56,939	59,862

The amounts recognized in the income statement are as follows:

	Year ended December 31,
	2008	2007
Current service cost	16,343	7,877
Interest cost	2,825	3,054
Total included in Labor costs	19,168	10,931

The principal actuarial assumptions used were as follows:

	Year ended December 31,
	2008	2007
Discount rate	4% - 5%	4% - 5%
Rate of compensation increase	2% - 4%	2% - 4%

(b) Pension benefits

▪	Unfunded

The amounts recognized in the balance sheet are determined as follows:

	Year ended December 31,
	2008	2007
Present value of unfunded obligations	40,336	36,153
Unrecognized actuarial losses	(14,577)	(13,137)
Liability in the balance sheet	25,759	23,016

22           Other liabilities (Cont.)

(i)	Other liabilities – Non current (Cont.)

(b) Pension benefits (Cont.)

▪	Unfunded (Cont.)

The amounts recognized in the income statement are as follows:

	Year ended December 31,
	2008	2007
Current service cost	555	423
Interest cost	1,776	1,548
Net actuarial losses recognized in the year	395	195
Total included in Labor costs	2,726	2,166

Movement in the liability recognized in the balance sheet:

	Year ended December 31,
	2008	2007
At the beginning of the year	23,016	19,657
Translation differences	(1,857)	1,617
Transfers, reclassifications and new participants of the plan	3,013	422
Total expense	2,726	2,166
Contributions paid	(1,139)	(5,499)
Increase due to business combinations	-	7,103
Deconsolidation / Transfer to held for sale	-	(2,450)
At the end of the year	25,759	23,016

The principal actuarial assumptions used were as follows:
	Year ended December 31,
	2008	2007
Discount rate	6% - 7%	5% - 7%
Rate of compensation increase	2% - 3%	2% - 5%

▪	Funded

	Year ended December 31,
	2008	2007
Present value of funded obligations	120,360	142,452
Unrecognized actuarial losses	(7,476)	(1,404)
Fair value of the plan assets	(99,513)	(122,187)
Liability in the balance sheet	13,371	18,861

The amounts recognized in the income statement are as follows:

	Year ended December 31,
	2008	2007
Current service cost	2,327	4,826
Interest cost	6,995	6,391
Net actuarial gains recognized in the year	(60)	(4,452)
Expected return on plan assets	(5,043)	(1,477)
Curtailments and settlements	(312)	-
Total included in Labor costs	3,907	5,288

22           Other liabilities (Cont.)

(i)     Other liabilities – Non current (Cont.)

(b) Pension benefits (Cont.)

▪	Funded (Cont.)

Movement in the liability recognized in the balance sheet:

	Year ended December 31,
	2008	2007
At the beginning of the year	142,452	87,153
Translation differences	(21,016)	14,240
Transfers, reclassifications and new participants of the plan	6,735	(839)
Total expense	8,696	10,437
Increase due to business combinations	-	35,816
Actuarial gains and losses	(10,767)	3,455
Benefits paid	(5,740)	(7,730)
Other	-	(80)
At the end of the year	120,360	142,452

Movement in the fair value of plan assets:

	Year ended December 31,
	2008	2007
At the beginning of the year	(123,591)	(70,743)
Reclassifications, transfers and new participants of the plan	(6,213)	-
Expected return on plan assets	(5,043)	(7,074)
Actuarial gains and losses	11,021	(1,530)
Translation differences	17,452	(11,992)
Contributions paid	(6,355)	(5,694)
Benefits paid	5,740	7,730
Increase due to business combinations	-	(34,288)

At the end of the year	(106,989)	(123,591)

The principal actuarial assumptions used were as follows:

	Year ended December 31,
	2008	2007
Discount rate	6% - 7%	5% - 7%
Rate of compensation increase	2% - 3%	2% - 5%

(ii)	Other liabilities – current

	Year ended December 31,
	2008	2007
Payroll and social security payable	166,139	187,851
Liabilities with related parties	1,424	7,846
Derivative financial instruments	21,866	15,506
Miscellaneous	53,191	41,001
	242,620	252,204

23           Non-current allowances and provisions

(i)           Deducted from non current receivables

	Year ended December 31,
	2008	2007
Values at the beginning of the year	(10,583)	(14,120)
Translation differences	1,157	141
Reversals / Additional allowances	(71)	(558)
Reclassifications	(551)	-
Used	5,031	3,954
At December 31,	(5,017)	(10,583)

 (ii)           Liabilities

	Year ended December 31,
	2008	2007
Values at the beginning of the year	97,912	92,027
Translation differences	(12,636)	6,747
Increase due to business combinations	-	2,997
Deconsolidation / Transfer to held for sale	-	(780)
Reversals / Additional provisions	25,604	22,393
Reclassifications	(8,408)	(4,534)
Used	(12,946)	(20,938)
At December 31,	89,526	97,912

24           Current allowances and provisions

(i)           Deducted from assets

Year ended December 31, 2008	Allowance for doubtful accounts - Trade receivables	Allowance for other doubtful accounts - Other receivables	Allowance for inventory obsolescence

Values at the beginning of the year	(24,530)	(7,284)	(102,211)
Translation differences	709	208	6,552

Reversals / Additional allowances	(13,901)	238	2,355
Reclassifications	-	551	-
Used	3,594	1,040	(40)
At December 31, 2008	(34,128)	(5,247)	(93,344)

Year ended December 31, 2007
Values at the beginning of the year	(22,786)	(7,784)	(79,473)
Translation differences	(1,383)	(385)	(3,949)
Increase due to business combinations	(1,222)	(534)	(13,517)
Deconsolidation / Transfer to assets held for sale	904	1	14,308
Reversals / Additional allowances	(5,065)	193	(24,371)
Reclassifications	-	-	(3,527)
Used	5,022	1,225	8,318
At December 31, 2007	(24,530)	(7,284)	(102,211)

24           Current allowances and provisions (Cont.)

(ii)           Liabilities

Year ended December 31, 2008	Sales risks	Other claims and contingencies	Total

Values at the beginning of the year	9,136	10,206	19,342
Translation differences	3	(1,369)	(1,366)

Reversals / Additional allowances	5,222	6,667	11,889
Reclassifications	-	8,408	8,408
Used	(5,043)	(4,719)	(9,762)
At December 31, 2008	9,318	19,193	28,511

Year ended December 31, 2007
Values at the beginning of the year	20,094	6,551	26,645
Translation differences	350	1,221	1,571
Increase due to business combinations	3,471	-	3,471
Deconsolidation / Transfer to held for sale	(3,157)	-	(3,157)
Reversals / Additional allowances	4,035	7,450	11,485
Reclassifications	(3,527)	-	(3,527)
Used	(12,130)	(5,016)	(17,146)
At December 31, 2007	9,136	10,206	19,342

25           Derivative financial instruments

Net fair values of derivative financial instruments

The net fair values of derivative financial instruments disclosed within Other liabilities and Receivables at the balance sheet date, in accordance with IAS 39, are:

	Year ended December 31,
	2008	2007
Contracts with positive fair values

Forward foreign exchange contracts	41,509	15,258
Contracts with negative fair values
Interest rate swap contracts	(29,220)	(3,013)
Forward foreign exchange contracts	(17,814)	(22,215)
Embedded Canadian Dollar forward purchases	(30,758)	9,677

25           Derivative financial instruments (Cont.)

Exchange rate derivatives (Cont.)

The net fair values of exchange rate derivatives, including embedded derivatives, were as follows:

Currencies	Contract	Term	Fair Value at Dec-08	Fair Value at Dec-07
USD/EUR	Euro Purchases	2009	11,320	1,408
USD/JPY	Japanese Yen Purchases	2009	217	(1,157)
BRL/USD	Brazilian Real Sales	2009	11,109	(126)
KWD/USD	Kuwaiti Dinar Sales	2009	857	(10,821)
BRL/EUR	Euro Purchases	2009	4,901	-
MXN/EUR	Euro Purchases	2009	8,186	-
COP/USD	Colombian Peso Sales	2008	-	111
GBP/USD	Great Britain Pound Sales	2008	-	152
USD/MXN	Mexican Peso Purchases	2008	-	327
CAD/USD	Canadian Dollar Sales	2009	(1,631)	3,062
RON/USD	Romanian Leu Sales	2009	(984)	87
USD/ARS	Argentine Peso Purchases	2009	(10,280)	-
Subtotal			23,695	(6,957)
USD/CAD	Embedded Canadian Dollar Purchases	2017	(30,758)	9,677
Total			(7,063)	2,720

In addition to derivative transactions performed to achieve coverage against foreign exchange rate risk, Tenaris has identified certain embedded derivatives and in accordance with IAS 39 (“Financial Instruments: Recognition and Measurement”) accounted them separately from their host contracts.

Variable interest rate swaps

In order to minimize the volatility effect of floating rates on future interest rate payments, Tenaris has entered into a number of swaps with knock in, partially hedging the outstanding debt. A knock-in swap is a type of barrier option, which is activated if the reference rate reaches a set level (“knock in”) at the end of certain period. A total notional amount of $500 million was covered by these instruments. The first interest rate fixing dates on the underlying risk shall occur in April, May and June 2009.

Derivative financial instruments breakdown is as follows:

Type of derivative	Receive Reference rate	Term	Notional amount	Fair Value at Dec-08	Fair Value at Dec-07
Interest rate collars	Libor 6M	2008	800,000	-	(2,922)
Pay fixed/Receive variable	Euribor	2009/2010	3,054	(82)	(91)
Swaps with KI (2.50%)	Libor 6M	2011	500,000	(29,138)	-
			1,303,054	(29,220)	(3,013)

25           Derivative financial instruments (Cont.)

Hedge Accounting

Tenaris applies hedge acccounting for certain cash flow hedges of highly probable forecast transactions. The following are the derivatives that were designated for hedge accounting as of December 31, 2008.

·	Foreign Exchange Hedge

			Fair Value		Hedge Accounting Reserve
			Year ended December 31,		Year ended December 31,
Currencies	Contract	Term	2008	2007	2008	2007
USD/EUR	Euro Forward Purchases	2008	-	972	-	972
KWD/USD	Kuwaiti Dinar Forward Sales	2008	-	(6,434)	-	(6,434)
BRL/EUR	Euro Forward Purchases	2009	4,901	-	6,716	-
BRL/USD	Brazilian Real Forward Sales	2008	-	-	362	-
MXN/EUR	Euro Forward Purchases	2009	5,432	-	5,671	-
			10,333	(5,462)	12,749	(5,462)

·	Interest Rate Hedge

					Fair Value		Hedge Accounting Reserve
Type of				Notional	Year ended December 31,		Year ended December 31,
Derivative	Rate	Term	Rate	Amount	2008	2007	2008	2007
Interest rate collars	Libor 6M	2008	4.45% - 5.4%	800,000	-	(2,922)	-	(2,922)
Pay fixed / Receive variable	Euribor	2009/2010	5.72%	3,054	(82)	(91)	(106)	(91)
Swaps with KI (2.50%)	Libor 6M	2011	4.60% - 5.08%	500,000	(29,138)	-	(29,631)	-
					(29,220)	(3,013)	(29,737)	(3,013)

During 2008, total ineffectiveness recognized in profit and loss originated in cash flow hedge was $5.2 million.

The following is a summary of the hedge reserve evolution not including tax effect:

	Equity Reserve Dec-06	Movements 2007	Equity Reserve Dec-07	Movements 2008	Equity Reserve Dec-08
Foreign Exchange	811	(6,273)	(5,462)	18,211	12,749
Interest Rate	1,267	(4,280)	(3,013)	(26,724)	(29,737)
Total Cash flow Hedge	2,078	(10,553)	(8,475)	(8,513)	(16,988)

26           Contingencies, commitments and restrictions to the distribution of profits

Contingencies

Tenaris is involved in litigation arising from time to time in the ordinary course of business. Based on management’s assessment and the advice of legal counsel, it is not anticipated that the ultimate resolution of pending litigation will result in amounts in excess of recorded provisions (Notes 23 and 24) that would be material to Tenaris’ consolidated financial position or results of operations.

26           Contingencies, commitments and restrictions to the distribution of profits (Cont.)

Contingencies (Cont.)

Asbestos-related litigation

Dalmine S.p.A. (“Dalmine”), a Tenaris subsidiary organized in Italy is currently subject to 16 civil proceedings for work-related injuries arising from the use of asbestos in its manufacturing processes during the period from 1960 to 1980. In addition, another 39 asbestos related out-of-court claims have been forwarded to Dalmine.

As of December 31, 2008, the total claims pending against Dalmine were 55 (of which, none are covered by insurance): during 2008, 9 new claims were filed, 4 claims were adjudicated, out of which 4 were paid, no claim was dismissed and 6 claims were settled. Aggregate settlement costs to date for Tenaris are Euro 6.9 million ($9.6 million). Dalmine estimates that its potential liability in connection with the claims not yet settled is approximately Euro 17 million ($23.7 million).

Accruals for Dalmine’s potential liability are based on the average of the amounts paid by Dalmine for asbestos-related claims plus an additional amount related to some reimbursements requested by the social security authority. The maximum potential liability is not determinable as in some cases the requests for damages do not specify amounts, and instead is to be determined by the court. The timing of payment of the amounts claimed is not presently determinable.

Maverick litigation

On December 11, 2006, The Bank of New York (“BNY”), as trustee for the holders of Tenaris’ subsidiary Maverick Tube Corporation (“Maverick”) 2004 4% Convertible Senior Subordinated Notes due 2033 issued pursuant to an Indenture between Maverick and BNY (“Noteholders”), filed a complaint against Maverick and Tenaris in the United States District Court for the Southern District of New York. The complaint alleges that Tenaris’ acquisition of Maverick triggered the “Public Acquirer Change of Control” provision of Indenture, asserting breach of contract claim against Maverick for refusing to deliver the consideration specified in the “Public Acquirer Change of Control” provision of the Indenture to Noteholders who entered their notes for such consideration. This complaint seeks a declaratory judgment that Tenaris’ acquisition of Maverick was a “Public Acquirer Change of Control” under the Indenture, and asserts claims for tortuous interference with contract and unjust enrichment against Tenaris. Defendants filed a motion to dismiss the complaint, or in the alternative, for summary judgment on March 13, 2007. Plaintiff filed a motion for partial summary judgment on the same date. On January 25, 2008, Law Debenture Trust Company of New York, “Law Debenture” (as successor to BNY as trustee under the Indenture) was substituted for BNY as plaintiff.
On October 15, 2008, the court denied Law Debenture’s motion for partial summary judgment and granted defendants’ motion for summary judgment dismissing the complaint in its entirety. On November 20, 2008, Law Debenture filed a notice of appeal in the United States Court of Appeals for the Second Circuit.
Tenaris believes that these claims are without merit. Accordingly, no provision was recorded in these Consolidated Financial Statements. Were plaintiff to prevail, Tenaris estimates that the recovery would be approximately $50 million, plus interest.
Conversion of tax loss carry-forwards
On December 18, 2000, the Argentine tax authorities notified Siderca S.A.I.C., a Tenaris subsidiary organized in Argentina (“Siderca”), of an income tax assessment related to the conversion of tax loss carry-forwards into Debt Consolidation Bonds under Argentine Law No. 24.073. The adjustments proposed by the tax authorities represent an estimated contingency of ARS83.5 million (approximately $24.3 million) at December 31, 2008, in taxes and penalties. Based on the views of Siderca’s tax advisors, Tenaris believes that it is not probable that the ultimate resolution of the matter will result in an obligation. Accordingly, no provision was recorded in these Consolidated Financial Statements.

26           Contingencies, commitments and restrictions to the distribution of profits (Cont.)

Contingencies (Cont.)

Customer Claim

A lawsuit was filed on September 6, 2007, against three Tenaris’ subsidiaries, alleging negligence, gross negligence and intentional acts characterized as fraudulent inducement concerning allegedly defective well casing. Plaintiff alleged the complete loss of one natural gas production well and formation damage that precludes further exploration and production at the well site. The lawsuit was subsequently amended to add the Company and other of its subsidiaries as defendants and to change the claims to be breach of contract and fraud. On October 22, 2008, the Plaintiff again amended its petition to add new counts (including strict liability) and increase its prayer for damages to $245 million, plus punitive damages, treble damages and attorney fees. Each petition was tendered to a Tenaris subsidiary insurer, and the Tenaris subsidiary received the insurer’s agreement to provide a defense. The insurer has reserved its rights with respect to its indemnity obligations. The case is set for trial on June 9, 2009. A provision in the amount of $2.3 million has been recorded in these Consolidated Financial Statements.
Labor Claim

In January 2002 several workers filed a lawsuit against Tubos de Acero de Venezuela S.A., a Tenaris’s subsidiary (“TAVSA”) arguing that such company had made incomplete payment of severance obligations and other labor benefits due to them upon the end of their employment. The claim’s value is approximately $31.8 million. A decision concerning the admissible number of plaintiff’s is currently pending for oral arguments before the Supreme Court of Justice. TAVSA believes it has meritorious defenses and is vigorously defending the litigation. A provision in the amount of $2.1 million has been recorded in these Consolidated Financial Statements.
Commitments

Set forth is a description of Tenaris’s main outstanding commitments:

·
A Tenaris company is a party to a five year contract with Nucor Corporation, under which it committed to purchase from Nucor steel coils, with deliveries starting in January 2007. Prices are adjusted quarterly in accordance with market conditions and the estimated aggregate amount of the contract at current prices is approximately $732 million.

·
A Tenaris company is a party to a ten year raw material purchase contract with QIT, under which it committed to purchase steel bars, with deliveries starting in July 2007. The estimated aggregate amount of the contract at current prices is approximately $266.4 million.

·
A Tenaris company is a party to a three year gas purchase contract with E.ON Energia spa, under which it committed to purchase a minimum quantity of gas (“TOP”). The estimated aggregate amount of the contract at current prices is approximately $117 million. The Tenaris company has the possibility to reduce its commitment in a percentage of approximately 13%.

·
A Tenaris company is a party to a contract with SMS Meer GmbH for the purchase of equipment, engineering, training and other services related to the equipment for an outstanding amount of approximately $165 million.

·
A Tenaris company is a party to transportation capacity agreements with Transportadora de Gas del Norte S.A. for purchasing capacity of 1,000,000 cubic meters per day until 2017. As of December 31, 2008, the outstanding value of this commitment was approximately $39.7 million. The Tenaris company also expects to obtain additional gas transportation capacity of 315,000 cubic meters per day until 2027. This commitment is subject to the enlargement of certain pipelines in Argentina.

26           Contingencies, commitments and restrictions to the distribution of profits (Cont.)

Commitments (Cont.)

·
In August 2004 a Tenaris company organized in Venezuela, entered into a ten-year off-take contract pursuant to which it is required to sell to Sidor S.A. (“Sidor”) on a take-or-pay basis 29.9% of its HBI production. In addition, Sidor has the right to increase its proportion on Tenaris subsidiary production by an extra 19.9% until reaching 49.8% of its HBI production. Under the contract, the sale price is determined on a cost-plus basis. The contract is renewable for additional three year periods unless Tenaris subsidiary or Sidor object its renewal upon one-year notice.

·
In July 2004, a Tenaris company entered into a twenty-year agreement with C.V.G. Electrificación del Caroní, C.A. (“Edelca”) for the purchase of electric power under certain take-or-pay conditions, with an option to terminate the contract at any time upon three years notice. The estimated aggregated amount of the contract at contract prices is approximately $40.6 million.

·	A Tenaris company is a party to a contract with Siderar for the supply of steam generated at the power generation facility owned by Tenaris in San Nicolas, Argentina. Under this contract, the Tenaris company is required to provide 250 tn/hour of steam and Siderar has the obligation to take or pay this volume. The contract is due to terminate in 2018

Restrictions to the distribution of profits and payment of dividends

As of December 31, 2008, shareholders' equity as defined under Luxembourg law and regulations consisted of:
(all amounts in thousands of U.S. dollars)
Share capital	1,180,537
Legal reserve	118,054
Share premium	609,733
Retained earnings including net income for the year ended December 31, 2008	3,174,932
Total shareholders equity in accordance with Luxembourg law	5,083,256

At least 5% of the Company’s net income per year, as calculated in accordance with Luxembourg law and regulations, must be allocated to the creation of a legal reserve equivalent to 10% of the Company’s share capital. As of  December 31, 2008, this reserve is fully allocated and additional allocations to the reserve are not required under Luxembourg law. Dividends may not be paid out of the legal reserve.
The Company may pay dividends to the extent, among other conditions, that it has distributable retained earnings calculated in accordance with Luxembourg law and regulations.

At December 31, 2008, retained earnings and result for the financial period of Tenaris under Luxembourg law totals $3.2 billion, as detailed below.

(all amounts in thousands of U.S. dollars)
Retained earnings at December 31, 2007 under Luxembourg law	2,399,973
Dividends received	1,338,868
Other income and expenses for the year ended December 31, 2008	(115,305)
Dividends paid	(448,604)
Retained earnings at December 31, 2008 under Luxembourg law	3,174,932

27           Business combinations and other acquisitions

(a) Acquisition of Hydril Company (“Hydril”)

On May 7, 2007, Tenaris paid $2.0 billion to acquire Hydril, a North American manufacturer of premium connections and pressure control products for the oil and gas industry. To finance the acquisition, Tenaris entered into syndicated loans in the amount of $2.0 billion, of which $0.5 billion were used to refinance an existing loan in the Company. The balance of the acquisition cost was paid out of cash on hand. Of the loan amount, $1.7 billion was allocated to the Company and the balance to Hydril.

The main covenants on these loan agreements are limitations on liens and encumbrances, limitations on the sale of certain assets, restrictions on investments and compliance with financial ratios (e.g., leverage ratio and interest coverage ratio in Hydril’s syndicated loan agreement, and leverage ratio and debt service coverage ratio in the Company’s syndicated loan agreement). In addition, Hydril’s syndicated loan agreement has certain restrictions in capital expenditures.

In November 2007, the Company prepaid loans under the Company’s syndicated loan agreement in a principal amount of $0.7 billion plus accrued interest thereon to such date. In May and July 2008, the Company prepaid loans under the Company’s syndicated loan agreement in a principal amount of $0.75 billion plus accrued interest thereon.

Tenaris began consolidating Hydril’s balance sheet and results of operations as from May, 2007.

The assets and liabilities arising from the acquisitions are as follows:

Year ended December 31, 2007

Other assets and liabilities (net)	(348,876)
Property, plant and equipment	152,540
Customer relationships	593,800
Trade names	149,100
Proprietary technology	333,400
Goodwill	1,042,015
Net assets acquired	1,921,979
Minority interest	5,283
Sub-total	1,927,262
Cash-acquired	117,326
Purchase consideration	2,044,588
Liabilities paid as part of purchase agreement	-
Total disbursement	2,044,588

(*) Includes costs directly to the acquisition

During 2007, businesses acquired in that year contributed revenues of $430.8 million and net income of $44.5 million to Tenaris. Net income does not include financial costs related to the operations recorded in other subsidiaries different from Hydril.

Pro forma data including acquisitions for all of 2007

Had the Hydril transaction been consummated on January 1, 2007, then Tenaris’s unaudited pro forma net sales and net income from continuing operations would have been approximately $10.1 billion and $2.0 billion, respectively. These pro forma results were prepared based on public information and unaudited accounting records maintained under U.S. GAAP prior to such acquisition and adjusted by depreciation and amortization of tangible and intangible assets and interest expense of the borrowing incurred for the acquisition as described in Note 27(a) considering the repayment stated in Note 27(c). Carrying amounts of assets, liabilities and contingent liabilities in Hydril’s books, determined in accordance with IFRS, immediately before the combination are not disclosed separately, as Hydril did not report IFRS information.

27           Business combinations and other acquisitions (Cont.)

(b) Minority Interest

During the year ended December 31, 2008, additional shares of Confab, Dalmine, Donasid and Energy Network were acquired from minority shareholders for approximately $18.6 million.

(c)  Acquisition of Maverick

On October 5, 2006, Tenaris completed the acquisition of Maverick, pursuant to which Maverick was merged with and into a wholly owned subsidiary of Tenaris. On that date, Tenaris paid $65 per share in cash for each issued and outstanding share of Maverick’s common stock. The value of the transaction at the acquisition date was $3,160 million, including Maverick’s financial debt. Tenaris began consolidating Maverick’s balance sheet and results of operations in the fourth quarter of 2006.

To finance the acquisition and the payment of related obligations, the Company and certain Tenaris entities entered into syndicated loan facilities in an aggregate of $2.7 billion; the balance was met from cash on hand.  The main covenants on these loan agreements are limitations on liens and encumbrances, limitations on the sale of certain assets, certain restrictions on capital expenditures, restrictions on investments and compliance with financial ratios (e.g, leverage ratio and interest coverage ratio).

During 2007, the Company’s syndicated loan facility in an aggregate amount of $500 was fully prepaid, Maverick’s syndicated loan was partially prepaid in an amount of $210 million and Tenaris’s subsidiary Algoma Tubes syndicated loan facility in an aggregate amount of $100 million was prepaid in its entirety.

In 2008, Maverick prepaid a principal amount of $ 78 million of its syndicated loan.

(d) Tenaris Capitalization of Mandatory Convertible debt into shares of Ternium S.A. (“Ternium”)

On February 6, 2006, Ternium completed its initial public offering, issuing an additional 248,447,200 shares (equivalent to 24,844,720 ADS) at a price of $2.00 per share, or $20.00 per ADS. The Company received an additional 20,252,338 shares upon the mandatory conversion of its loans to Ternium. In addition to the shares issued to the Company, Ternium issued shares to other shareholders corresponding to their mandatory convertible loans. On February 23, 2006, the underwriters of Ternium’s IPO exercised an overallotment option under which Ternium issued an additional 37,267,080 shares (equivalent to 3,726,708 ADS). As a result of the IPO and the conversion of loans, as of February 6, 2006, Tenaris’ ownership stake in Ternium amounted to 11.46%. The effect of these transactions resulted in an additional increase of the Company’s proportional ownership in Ternium’s equity of approximately $26.7 million, which Tenaris recognized in Other Reserves in equity.

At December 31, 2008, the closing price of Ternium’s ADSs as quoted on the New York Stock Exchange was $8.57 per ADS, giving Tenaris’ ownership stake a market value of approximately $197 million. At December 31, 2008, the carrying value of Tenaris’ ownership stake in Ternium, based on Ternium’s IFRS financial statements, was approximately $504 million. See Note II.B.2.

28           Cash flow disclosures

(i)	Changes in working capital	Year ended December 31,
		2008	2007	2006
	Inventories	(492,545)	(252,810)	(455,567)
	Receivables and prepayments	12,079	2,080	(181,878)
	Trade receivables	(374,463)	(115,838)	(226,678)
	Other liabilities	(71,638)	127,434	7,605
	Customer advances	(174,014)	113,548	236,446
	Trade payables	48,949	15,161	150,555
		(1,051,632)	(110,425)	(469,517)

28           Cash flow disclosures (Cont.)

(ii)	Income tax accruals less payments	Year ended December 31,
		2008	2007	2006
	Tax accrued (*)	1,011,675	833,378	873,967
	Taxes paid	(1,236,713)	(1,226,433)	(817,131)
		(225,038)	(393,055)	56,836

(*) Does not include tax accrued on the sale of Pressure Control, which was included in discontinued operations.

(iii)	Interest accruals less payments, net
	Interest accrued	136,737	183,995	32,237
	Interest received	83,241	62,697	11,150
	Interest paid	(164,486)	(267,994)	(21,478)
		55,492	(21,302)	21,909

(iv)	Cash and cash equivalents
	Cash and short term liquid investments	1,538,769	962,497	1,372,329
	Bank overdrafts	(13,747)	(8,194)	(7,300)
	Restricted bank deposits	-	-	(21)
		1,525,022	954,303	1,365,008

29           Current and non current assets held for sale and discontinued operations

Sale of the pressure control business

On April 1, 2008, Tenaris sold to General Electric Company (GE) the pressure control business acquired as part of the Hydril transaction for an amount equivalent on a debt-free basis to $1,114 million. The result of this transaction was an after-tax gain of $394.3 million, calculated as the net proceeds of the sale less the book value of net assets held for sale, the corresponding tax effect and related expenses.

Book value of the Assets and Liabilities disposed:
At March 31, 2008

Property, plant and equipment, net	64,556
Intangible assets, net	295,371
Inventories	173,110
Trade receivables	78,018
Other assets	39,643

Total current and non current assets held for sale	650,698

Deferred tax liabilities	71,434
Customer advances	128,975
Trade payables	54,175
Other liabilities	15,291

Liabilities associated with current and non-current assets held for sale	269,875

 Sale of Dalmine Energie

On December 1, 2006, Tenaris completed the sale of a 75% participation of Dalmine Energie, its Italian supply business, to E.ON Sales and Trading GmbH, a wholly owned subsidiary of E.ON Energie AG (“E.ON”) and an indirect subsidiary of E.ON AG for a purchase price of $58.9 million.

On November 5, 2007, Tenaris completed the sale of its remaining 25% interest in Dalmine Energie to E.ON Sales and Trading GmbH, an indirect subsidiary of E.ON AG (E.ON), for a purchase price of approximately $28 million.

29           Current and non current assets held for sale and discontinued operations (Cont.)

Analysis of the result of discontinued operations:

(i) Income for discontinued operations

(all amounts in thousands of U.S. dollars)	(*) Year ended December 31,
	2008	2007	2006
Income for discontinued operations	16,787	34,492	7,195
After tax gain on disposal of operations	394,323	-	39,985
Net income for discontinued operations	411,110	34,492	47,180

 (*) Corresponds to Pressure Control (years 2008 and 2007) and Dalmine Energie (year 2006) operations

(ii) Net cash flows attributable to discontinued operations

Cash flows provided by operating activities in 2008 and 2007 amounted to $40.7 million and $42.1 million, respectively. Cash flow used in investing activities in 2008 and 2007 amounted to $3.4 million and $8.6 million, respectively. Cash flows used in financing activities in 2007 amounted to $22.0 million. These amounts were estimated only for disclosure purposes, as cash flows from these discontinued operations were not managed separately from other cash flows.

30           Related party transactions

Based on the information most recently available to the Company, as of December 31, 2008:

·	San Faustin N.V. owned 717,440,187 shares in the Company, representing 60.77% of the Company’s capital and voting rights.

·	San Faustín N.V. owned all of its shares in the Company through its wholly-owned subsidiary I.I.I. Industrial Investments Inc.

·
Rocca & Partners S.A. controlled a significant portion of the voting power of San Faustín N.V. and had the ability to influence matters affecting, or submitted to a vote of the shareholders of San Faustín N.V., such as the election of directors, the approval of certain corporate transactions and other matters concerning the company’s policies.

·	There were no controlling shareholders for Rocca & Partners S.A..

·	Tenaris’s directors and executive officers as a group owned 0.2% of the Company’s outstanding shares, while the remaining 39.03% were publicly traded.

Transactions and balances disclosed as with “Associated” companies are those with companies over which Tenaris exerts significant influence or joint control in accordance with IFRS, but does not have control. All other transactions with related parties which are not Associated and which are not consolidated are disclosed as “Other”. The following transactions were carried out with related parties:

	Year ended December 31, 2008
		Associated (1)	Other	Total
(i)	Transactions
	(a) Sales of goods and services
	Sales of goods	74,420	37,636	112,056
	Sales of services	19,444	4,205	23,649
		93,864	41,841	135,705

	(b) Purchases of goods and services
	Purchases of goods	123,704	24,161	147,865
	Purchases of services	125,161	79,037	204,198
		248,865	103,198	352,063

30           Related party transactions (Cont.)

	Year ended December 31, 2007
		Associated (2)	Other	Total
(i)	Transactions
	(a) Sales of goods and services
	Sales of goods	98,141	39,307	137,448
	Sales of services	18,712	5,110	23,822
		116,853	44,417	161,270

	(b) Purchases of goods and services
	Purchases of goods	254,063	27,277	281,340
	Purchases of services	94,152	70,205	164,357
		348,215	97,482	445,697

	Year ended December 31, 2006
		Associated (3)	Other	Total
(i)	Transactions
	(a) Sales of goods and services
	Sales of goods	120,890	56,524	177,414
	Sales of services	18,852	3,664	22,516
		139,742	60,188	199,930

	(b) Purchases of goods and services
	Purchases of goods	103,003	33,930	136,933
	Purchases of services	17,168	80,485	97,653
		120,171	114,415	234,586

	At December 31, 2008
		Associated (1)	Other	Total
(ii)	Year-end balances

	(a) Arising from sales / purchases of goods / services
	Receivables from related parties	50,137	15,504	65,641
	Payables to related parties	(44,470)	(5,974)	(50,444)
		5,667	9,530	15,197

	(b) Financial debt
	Borrowings	(2,294)	-	(2,294)

	At December 31, 2007
		Associated (1)	Other	Total
(ii)	Year-end balances

	(a) Arising from sales / purchases of goods / services
	Receivables from related parties	45,773	8,015	53,788
	Payables to related parties	(61,597)	(7,379)	(68,976)
		(15,824)	636	(15,188)

	(b) Financial debt
	Borrowings (5)	(27,482)	-	(27,482)

30           Related party transactions (Cont.)

	At December 31, 2006
		Associated (4)	Other	Total
(ii)	Year-end balances

	(a) Arising from sales / purchases of goods / services
	Receivables from related parties	25,400	14,429	39,829
	Payables to related parties	(37,920)	(13,388)	(51,308)
		(12,520)	1,041	(11,479)

	(b) Other balances
	Receivables	2,079	-	2,079

	(c) Financial debt
	Borrowings (6)	(60,101)	-	(60,101)

(1) Includes Ternium S.A. and its subsidiaries (“Ternium”), Condusid C.A. (“Condusid”), Finma S.A.I.F (“Finma”), Lomond Holdings B.V. group (“Lomond”), Socotherm Brasil S.A. (“Socotherm”) and Hydril Jindal Internacional Private Ltd.
(2) Includes Ternium, Condusid, Finma, Lomond, Dalmine Energie S.p.A. (“Dalmine Energie”) (until October 2007), Socotherm, Hydril Jindal Internacional Private Ltd. and TMK – Hydril JV.
(3) Includes Ternium, Condusid, Finma (as from September 2006), Lomond (as from October 2006) and Dalmine Energie (as from December 2006).
(4) Includes Ternium, Condusid, Finma, Lomond and Dalmine Energie.
(5) Includes loan from Sidor to Matesi of $26.4 million at December 31, 2007.
(6) Includes loan from Sidor to Matesi of $58.4 at December 31, 2006.

Officers and directors’ compensation

The aggregate compensation of the directors and executive officers earned during 2008, 2007 and 2006 amounts to $22.5 million, $20.0 million and $16.8 million respectively.

31           Principal subsidiaries

The following is a list of Tenaris principal subsidiaries and its direct and indirect percentage of ownership of each controlled company at December 31, 2008, 2007 and 2006.

Company	Country of Organization	Main activity	Percentage of ownership at December 31, (*)
			2008	2007	2006
ALGOMA TUBES INC.	Canada	Manufacturing of seamless steel pipes	100%	100%	100%
CONFAB INDUSTRIAL S.A. and subsidiaries (a)	Brazil	Manufacturing of welded steel pipes and capital goods	40%	39%	39%
DALMINE S.p.A.	Italy	Manufacturing of seamless steel pipes	99%	99%	99%
HYDRIL COMPANY and subsidiaries (except detailed) (b)	USA	Manufacturing of steel products	100%	100%	0%
HYDRIL U.K. LTD.	United Kingdom	Manufacturing of steel products	100%	100%	0%
INVERSIONES BERNA S.A.	Chile	Financial Company	100%	100%	100%
MATESI. MATERIALES SIDERURGICOS S.A.	Venezuela	Production of hot briquetted iron (HBI)	50%	50%	50%
MAVERICK C&P, INC.	USA	Manufacturing of welded steel pipes	100%	100%	100%
MAVERICK TUBE CORPORATION and subsidiaries (except detailed)	USA	Manufacturing of welded steel pipes	100%	100%	100%
MAVERICK TUBE. LLC (e)	USA	Manufacturing of welded steel pipes	100%	100%	100%
NKKTUBES	Japan	Manufacturing of seamless steel pipes	51%	51%	51%

31           Principal subsidiaries (Cont.)

Company	Country of Organization	Main activity	Percentage of ownership at December 31, (*)
			2008	2007	2006
PRUDENTIAL STEEL ULC	Canada	Manufacturing of welded steel pipes	100%	100%	100%
REPUBLIC CONDUIT MANUFACTURING	USA	Manufacturing of welded steel pipes	100%	100%	100%
S.C. SILCOTUB S.A.	Romania	Manufacturing of steel products	100%	99%	99%
SIAT S.A.	Argentina	Manufacturing of welded and seamless steel pipes	82%	82%	82%
SIDERCA S.A.I.C. and subsidiaries (except detailed) (c)	Argentina	Manufacturing of seamless steel pipes	100%	100%	100%
SIDTAM LTD.	British Virgin Islands	Holding Company	100%	100%	100%
TALTA - TRADING E MARKETING SOCIEDADE UNIPESSOAL LDA.	Madeira	Holding Company	100%	100%	100%
TAVSA - TUBOS DE ACERO DE VENEZUELA SA	Venezuela	Manufacturing of seamless steel pipes	70%	70%	70%
TENARIS CONNECTION AG LTD. and subsidiaries (except detailed)	Liechtenstein	Ownership and licensing of steel technology	100%	100%	100%
TENARIS FINANCIAL SERVICES S.A.	Uruguay	Financial Company	100%	100%	100%
TENARIS GLOBAL SERVICES (CANADA) INC.	Canada	Marketing of steel products	100%	100%	100%
TENARIS GLOBAL SERVICES (PANAMA) S.A. - Suc. Colombia	Colombia	Marketing of steel products	100%	100%	100%
TENARIS GLOBAL SERVICES (U.S.A.) CORPORATION	USA	Marketing of steel products	100%	100%	100%
TENARIS GLOBAL SERVICES (UK) LTD.	United Kingdom	Marketing of steel products	100%	100%	100%
TENARIS GLOBAL SERVICES NORWAY A.S.	Norway	Marketing of steel products	100%	100%	100%
TENARIS GLOBAL SERVICES S.A. and subsidiaries (except detailed) (d)	Uruguay	Holding Company and marketing of steel products	100%	100%	100%
TENARIS INVESTMENTS LTD and subsidiaries	Ireland	Holding Company	100%	100%	100%
TUBOS DE ACERO DE MEXICO SA	Mexico	Manufacturing of seamless steel pipes	100%	100%	100%
TUBOS DEL CARIBE LTDA.	Colombia	Manufacturing of welded steel pipes	100%	100%	100%

(*) All percentages rounded.
(a) Tenaris holds 99% of the voting shares of Confab Industrial S.A. Tenaris holds 40% of Confab’s subsidiaries except for Tenaris Confab Hastes de Bombeio S.A.where it holds 70%.
(b) Tenaris holds 100% of Hydril’s subsidiaries except for Technical Drilling & Production Services Nigeria Ltd. where it holds 60%.
(c) Tenaris holds 100% of Siderca’s subsidiaries, except for Scrapservice S.A. where it holds 75%.
(d) Tenaris holds 95% of Tenaris Supply Chain S.A and 95% of Tenaris Saudi Arabia Limited.
(e) Continuing company of Maverick Tube LLC. and Tenaris Hickman L.P.

32           Investment in Ternium: Sidor nationalization process

On December 31, 2008, the Company held 11.46% of the capital stock of Ternium S.A.

On March 31, 2008 Ternium controlled shares representing approximately 59.7% of Sidor’s capital, while Corporación Venezolana de Guayana (“CVG”) (a Venezuelan governmental entity) and Banco de Desarrollo Económico y Social de Venezuela, or BANDES (a bank owned by the Venezuelan government), held approximately 20.4% of Sidor and certain Sidor employees and former employees held the remaining 19.9% interest.

On April 8, 2008, the Venezuelan government announced its intention to take control over Sidor. Following the confirmation of the Venezuelan government’s decision to nationalize Sidor, on April 29, 2008, the National Assembly of Venezuela passed a resolution declaring that the shares of Sidor, together with all of its assets, are of public and social interest. This resolution authorized the Venezuelan government to take any action it may deem appropriate in connection with any such assets, including expropriation.

32           Investment in Ternium: Sidor nationalization process (Cont.)

On May 11, 2008, Decree Law 6058 of the President of Venezuela regulating the steel production activity in the Guayana, Venezuela region, dated April 30, 2008 (the “Decree”) was published. The Decree ordered that Sidor and its subsidiaries and associated companies be transformed into state-owned enterprises (“empresas del estado”), with Venezuela owning not less than 60% of their share capital. The Decree provided for the creation of a committee to negotiate over a 60-day period a fair price for the shares to be transferred to Venezuela.

On July 12, 2008, upon expiration of the above mentioned term, Venezuela, acting through CVG, assumed operational control of Sidor. Following the change in operational control, CVG assumed complete responsibility for Sidor's operations and Sidor's board of directors ceased to function.

The term provided in the Decree for the negotiation of the conditions under which all or a significant part of Ternium’s interest in Sidor will be transferred to Venezuela was extended until August 18, 2008. Negotiations continued even after this additional term expired.  On August 29, 2008, the President of Venezuela publicly stated his rejection to the latest proposal submitted by Ternium as part of their ongoing negotiations. The negotiations were subsequently resumed and continue to be under way. As the date of issuance of these financial statements, Ternium continues to retain formal title over the Sidor shares.

Ternium valued its investment in Sidor at its carrying amount of $1.3 billion. In determining fair value using several valuation techniques, in all cases Ternium concluded that the amount of expected compensation for its Sidor asset would be higher than its carrying amount and, consequently, did not recognize any impairment loss in connection with that asset. Ternium reported, however, that the variability in the range of fair value estimates is significant and the probabilities of the various estimates within that range cannot be reasonably assessed. Accordingly, following the guidance set forth in paragraphs 46(c), AG 80 and AG 81 of IAS 39, Ternium continues to record the Sidor asset at its carrying amount.

33           Subsequent event

Annual Dividend Proposal

On February 25, 2009 the Company’s board of directors proposed, for the approval of the annual general shareholders' meeting to be held on June 3, 2009, the payment of an annual dividend of $0.43 per share ($0.86 per ADS), or approximately $507 million, which includes the interim dividend of $0.13 per share ($0.26 per ADS) paid on November 27, 2008. If the annual dividend is approved by the shareholders, a dividend of $0.30 per share ($0.60 per ADS), or approximately $354 million will be paid. These Consolidated Financial Statements do not reflect this dividend payable.

Tenaris to acquire control of Seamless Pipe Indonesia Jaya

Tenaris has signed an agreement to acquire from Bakrie & Brothers TbK, Green Pipe International Limited and Cakrawala Baru a 77.45% holding in Seamless Pipe Indonesia Jaya (“SPIJ”), an Indonesian OCTG processing business with heat treatment and premium connection threading facilities, for a purchase price of $73.5 million, with $24.9 million being payable as consideration for SPIJ's equity and $48.6 million as consideration for the assignment of certain sellers' loan to SPIJ. SPIJ has an annual processing capacity of 120,000 tons and has had a commercial alliance with Tenaris for more than a decade. SPIJ employs around 500 persons and had revenues of approximately $140 million in 2008.

The acquisition is subject to customary conditions, including regulatory approval and compliance with certain minority shareholder rights.

Ricardo Soler
Chief Financial Officer